AURORA CANNABIS INC.

Consolidated Financial Statements

For the years ended June 30, 2021 and 2020
(in Canadian Dollars)

Note 1	Nature of Operations	15	Note 17	Loans and Borrowings	47
Note 2	Significant Accounting Policies and Judgments	15	Note 18	Lease Liabilities	49
Note 3	Restructuring Provision	18	Note 19	Share Capital	50
Note 4	Accounts Receivable	19	Note 20	Share-Based Compensation	53
Note 5	Government Grant	19	Note 21	Loss Per Share	56
Note 6	Investments	20	Note 22	Other Gains (Losses)	57
Note 7	Marketable Securities and Derivatives	25	Note 23	Supplementary Cash Flow Information	57
Note 8	Investments in Associates and Joint Ventures	27	Note 24	Income Taxes	58
Note 9	Biological Assets	28	Note 25	Related Party Transactions	61
Note 10	Inventory	29	Note 26	Commitments and Contingencies	62
Note 11	Property, Plant and Equipment	31	Note 27	Revenue	64
Note 12	Assets Held for Sale and Discontinued Operations	35	Note 28	Segmented Information	65
Note 13	Business Combinations	37	Note 29	Fair Value of Financial Instruments	66
Note 14	Non-Controlling Interests	39	Note 30	Financial Instruments Risk	68
Note 15	Intangible Assets and Goodwill	40	Note 31	Capital Management	70
Note 16	Convertible Debentures	45	Note 32	Subsequent Events	71

Management’s Responsibility

To the Shareholders of Aurora Cannabis Inc.:

Management is responsible for the preparation and presentation of the consolidated financial statements and accompanying note disclosures in accordance with International Financial Reporting Standards. This responsibility includes selection of appropriate accounting policies and principles as well as decisions related to significant estimates and areas of judgment.

In discharging its responsibilities to support the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information.

The Board of Directors is primarily composed of Independent Directors and the Audit Committee is entirely composed of Independent Directors. The Board is responsible for the oversight of management in the performance of its financial reporting responsibilities and approval of the financial information included in the annual report. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

KPMG LLP, an independent firm of Chartered Professional Accountants, has been appointed by the Company’s shareholders to audit the consolidated financial statements and report directly to them. The external auditors have full and free access to the Audit Committee and management to discuss their audit findings.

September 27, 2021

/s/ Miguel Martin	/s/ Glen Ibbott
Miguel Martin Chief Executive Officer	Glen Ibbott Chief Financial Officer

Report of Independent Registered
Public Accounting Firm
To the Shareholders and Board of Directors
Aurora Cannabis Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Aurora Cannabis Inc. (the Company) as of June 30, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended June 30, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two‑year period ended June 30, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 27, 2021 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of goodwill and indefinite life intangible assets in the cannabis operating segment and the U.S. CBD cash generating unit

As discussed in Note 15 to the consolidated financial statements, the total goodwill and intangible asset balance as of June 30, 2021 was $1,255,185 thousand, which included goodwill and indefinite life intangibles related to the Cannabis operating segment and the U.S. CBD cash generating unit (CGU). Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on the higher of the fair value less costs of disposal or value-in-use.

We identified the evaluation of the goodwill and indefinite life intangible assets impairment analysis for the Cannabis operating segment and the U.S. CBD CGU as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the recoverable amount. The significant assumptions used in the recoverable amount model were determined to be the forecasted revenues, operating costs and discount rates. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the recoverable amount of the Cannabis operating segment and the U.S. CBD CGU and the Company`s assessment of impairment. Additionally, the audit judgment associated with certain of these significant assumptions required the use of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We compared the Company’s historical revenue and operating costs forecasts to actual results to assess the Company’s ability to accurately forecast. We evaluated the reasonableness of the Company’s forecasted revenues for the Cannabis operating segment and the U.S. CBD CGU by comparing the growth assumptions to historical actual results of the Company, planned business initiatives and external industry reports. We also tested the forecasted revenue by comparing to actual revenues subsequent to year end. We assessed the reasonableness of operating costs by comparing the fourth quarter actual operating costs to the forecasted operating costs. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

a.evaluating the discount rates used in the impairment analyses by comparing them to discount rate ranges that were independently developed using publicly available market data for comparable entities; and
b.performing sensitivity analyses over the discount rates to assess their impact on the determination of fair value.

Measurement of fair value of biological assets

As discussed in note 9 to the consolidated financial statements, the Company measures biological assets at fair value less costs to sell. As of June 30, 2021, the carrying value of the Company’s biological assets was $20,250 thousand. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 – Agriculture. The Company utilizes an income approach to determine the fair value less cost to sell at a specific measurement date, based on the existing cannabis plants’ stage of completion up to the point of harvest.

We identified the assessment of the evaluation of the fair value of biological assets as a critical audit matter. A high degree of auditor judgment was required due to the degree of subjectivity of the significant assumptions. The significant assumptions used to measure biological assets were average selling price per gram, weighted average yield per plant, weighted average effective yield and the allocation of indirect costs, which formed part of the standard cost per gram to complete production.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the assessment of the external lab test reports of harvested biological assets. We performed sensitivity analyses over the Company’s significant assumptions used to determine the fair value of biological assets to assess the impact of changes in those assumptions on the Company’s determination of fair value. We tested the average selling price per gram by comparing to actual sales prices per gram as set out in actual sales documents for transactions in the fourth quarter and subsequent to year end. We tested the weighted average yield per plant by observing post-harvest weigh-ins. We tested weighted average effective yield by tracing a selection of harvested biological assets to their external lab test reports and comparing those results to company specifications. We tested the allocation of indirect costs, which formed part of standard cost per gram to complete production, by assessing the allocation method, recalculating the allocations and on a selection basis comparing the underlying allocation to source documents.

Assessment of the cannabis inventory provision

As discussed in note 10 to the consolidated financial statements, the Company’s consolidated inventory balance was $117,471 thousand as of June 30, 2021. Inventory is valued at the lower of cost and net realizable value (NRV). The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of average selling price per gram, inventory spoilage, inventory excess, age and damage.

We identified the assessment of the cannabis inventory provision as a critical audit matter. A high degree of auditor judgment was required due to the degree of subjectivity of the significant assumptions. The significant assumptions used to determine the inventory provision were inventory excess and age.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the appropriateness of the cannabis inventory provision by testing the inventory excess by comparing the forecasted demand to historical demand. We compared the Company’s historical demand forecast to actual results to assess the Company’s ability to accurately forecast. We evaluated the reasonableness of the Company’s aging policy by comparing the aging assumptions to external industry information. We tested the aging by tracing a selection of inventory to their production records.

We have served as the Company’s auditor since 2018.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
September 27, 2021

Report of Independent Registered
Public Accounting Firm
To the Shareholders and Board of Directors
Aurora Cannabis Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Aurora Cannabis Inc.’s (the Company) internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of June 30, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended June 30, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated September 27, 2021 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the following has been identified and included in management’s assessment:

Complex spreadsheet controls: the Company did not implement and maintain effective controls surrounding certain complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature which increases the risk of human error. The Company’s controls related to complex spreadsheets did not address all identified risks associated with manual data entry, review of inputs into management assumptions and estimates, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in property, plant and equipment, fair value of biological assets, valuation of inventory provision, and production and revenue forecasting.

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
September 27, 2021

AURORA CANNABIS INC.
Consolidated Statements of Financial Position
As at June 30, 2021 and June 30, 2020
(Amounts reflected in thousands of Canadian dollars)

	Notes	June 30, 2021	Recasted - Note 2(h) June 30, 2020
Assets		$	$
Current
Cash and cash equivalents		421,457	162,179
Restricted cash	2(e)	19,394	—
Accounts receivable	4, 5, 30(a)	56,261	54,110
Income taxes receivable		221	—
Marketable securities	7(a)	3,751	7,066
Derivatives	7(b)	—	11,791
Biological assets	9	20,250	18,157
Inventory	10	117,471	135,880
Prepaids and other current assets		11,169	22,137
Assets held for sale	12(a)	15,918	6,194
		665,892	417,514

Property, plant and equipment	11	606,093	946,380
Derivatives	7(b)	59,382	41,791
Deposits		3,538	12,330
Loan receivable	25	10,096	3,643
Investments in associates and joint ventures	8	289	18,114
Lease receivable	30(a)	4,256	—
Intangible assets	15	367,448	412,267
Goodwill	15	887,737	927,882
Total assets		2,604,731	2,779,921

Liabilities
Current
Accounts payable and accrued liabilities	30(b)	57,944	95,574
Deferred revenue		4,169	3,505
Convertible debentures	16	34,749	32,110
Loans and borrowings	17	—	113,921
Lease liabilities	18	6,188	6,587
Contingent consideration payable	29	374	19,054
Provisions		2,077	1,485
Other current liabilities		10,874	20
		116,375	272,256

Convertible debentures	16	293,182	294,928
Lease liabilities	18	65,431	83,701
Derivative liability	16(ii), 19(c)	91,939	1,827
Other long-term liability		104	37
Deferred tax liability	24	—	3,946
Total liabilities		567,031	656,695

Shareholders’ equity
Share capital	19	6,424,296	5,785,395
Reserves		141,500	145,395
Accumulated other comprehensive loss		(207,011)	(187,197)
Deficit		(4,321,085)	(3,596,011)
Total equity attributable to Aurora shareholders		2,037,700	2,147,582
Non-controlling interests	14	—	(24,356)
Total equity		2,037,700	2,123,226
Total liabilities and equity		2,604,731	2,779,921
Nature of Operations (Note 1)
Commitments and Contingencies (Note 26)
Subsequent Events (Note 5, Note 6(f), Note 12(a), Note 32)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Comprehensive Loss
Years ended June 30, 2021 and 2020
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Years ended June 30,

			Recasted - Note 2(h)
	Notes	2021	2020
		$	$
Revenue from sale of goods	27	288,592	312,998
Revenue from provision of services	27	1,877	5,002
Excise taxes	27	(45,217)	(49,297)
Net revenue		245,252	268,703

Cost of sales		257,281	264,987

Gross (loss) profit before fair value adjustments		(12,029)	3,716

Changes in fair value of inventory sold		118,707	149,099
Unrealized gain on changes in fair value of biological assets	9	(109,178)	(125,448)

Gross loss		(21,558)	(19,935)

Expense
General and administration		119,437	196,361
Sales and marketing		55,198	90,216
Acquisition costs		5,761	6,493
Research and development		11,447	26,027
Depreciation and amortization	11, 15	49,174	67,574
Share-based compensation	20(a)(b)	20,243	59,176
		261,260	445,847

Loss from operations		(282,818)	(465,782)

Other (expense) income
Legal settlement and contract termination fees	26	(46,192)	—
Interest and other income		5,745	5,913
Finance and other costs		(66,437)	(76,115)
Foreign exchange (“FX”) loss		(3,383)	(13,141)
Other gains (losses)	22	36,447	(28,643)
Restructuring charges	3	(1,011)	(1,947)
Impairment of deposits	26(b)(iv)	(15,129)	—
Impairment of property, plant and equipment	11, 12(a)	(282,078)	(140,970)
Impairment of investment in associates	8	—	(75,035)
Impairment of intangible assets and goodwill	15	(44,942)	(2,544,014)
		(416,980)	(2,873,952)

Loss from operations before taxes and discontinued operations		(699,798)	(3,339,734)

Income tax (expense) recovery
Current	24	(122)	5,100
Deferred, net	24	6,443	77,135
		6,321	82,235

Net loss from continuing operations		(693,477)	(3,257,499)

Net loss from discontinued operations, net of tax	12(b)	(1,612)	(51,861)

Net loss		(695,089)	(3,309,360)

AURORA CANNABIS INC.
Consolidated Statements of Comprehensive Loss
Years ended June 30, 2021 and 2020
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)
(Continued)

		Year ended June 30,

			Recasted - Note 2(h)
	Notes	2021	2020
		$	$
Other comprehensive (loss) income (“OCI”) that will not be reclassified to net loss
Deferred tax recovery		—	624
Losses on marketable securities	7(a)	(16,690)	(43,613)
		(16,690)	(42,989)

Other comprehensive income (loss) that may be reclassified to net loss
Share of income (loss) from investment in associates	8	237	(379)
Foreign currency translation loss		(3,361)	(5,884)
		(3,124)	(6,263)

Total other comprehensive loss		(19,814)	(49,252)

Comprehensive loss from continuing operations		(713,291)	(3,306,275)
Comprehensive loss from discontinued operations		(1,612)	(52,337)
Comprehensive loss		(714,903)	(3,358,612)

Net loss from continuing operations attributable to:
Aurora Cannabis Inc.		(692,013)	(3,230,833)
Non-controlling interests		(1,464)	(26,666)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.		(1,612)	(51,861)
Non-controlling interests		—	—

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(714,234)	(3,329,936)
Non-controlling interests		(669)	(28,676)

Net loss per share - basic and diluted
Continuing operations	21	($4.09)	($33.39)
Discontinued operations	21	($0.01)	($0.54)
Total operations	21	($4.10)	($33.93)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Year ended June 30, 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2020		115,228,811	5,785,395	188,803	42,973	419	(86,800)	145,395	(194,637)	18,919	(27)	(11,452)	(187,197)	(3,596,011)	(24,356)	2,123,226
Shares released for earn out payments		2,691,759	35,903	—	(15,894)	—	—	(15,894)	—	—	—	—	—	—	—	20,009
Shares issued through equity financing	19(b)(iii)	78,671,431	613,362	—	—	—	—	—	—	—	—	—	—	—	—	613,362
Equity financing transaction costs		—	(30,936)	—	—	—	—	—	—	—	—	—	—	—	—	(30,936)
Deferred tax on transaction costs		—	(2,582)	—	—	—	—	—	—	—	—	—	—	—	—	(2,582)
Exercise of stock options	20(a)	36,634	420	(211)	—	—	—	(211)	—	—	—	—	—	—	—	209
Exercise of warrants	19(c)	491,500	9,748	—	(676)	—	—	(676)	—	—	—	—	—	—	—	9,072
Exercise of RSUs and DSUs	20(b)	168,784	7,357	(7,357)	—	—	—	(7,357)	—	—	—	—	—	—	—	—
Share-based compensation (1)	20(a)(b)	—	—	18,979	1,264	—	—	20,243	—	—	—	—	—	—	—	20,243
Shares returned to treasury		(50,283)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in ownership interests in subsidiaries	14	830,287	5,629	—	—	—	—	—	—	—	—	—	—	(31,449)	25,820	—
Comprehensive income (loss) for the period		—	—	—	—	—	—	—	(16,690)	—	237	(3,361)	(19,814)	(693,625)	(1,464)	(714,903)
Balance, June 30, 2021		198,068,923	6,424,296	200,214	27,667	419	(86,800)	141,500	(211,327)	18,919	210	(14,813)	(207,011)	(4,321,085)	—	2,037,700
(1)Included in share-based compensation is $1.3 million (June 30, 2020 - $10.4 million) expense relating to milestone payments from prior year acquisitions for the year ended June 30, 2021. Of the total $20.2 million share-based compensation reserve, none were capitalized to property, plant and equipment for the year ended June 30, 2021 (June 30, 2020 - $1.2 million).

As at June 30, 2021, there were no common shares held in escrow (June 30, 2020 - 50,283 common shares). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2 Biopharma Inc. The escrowed common shares were to be released upon receipt of relevant licenses to cultivate and sell cannabis, both of which were obtained, and milestones were fully met, during the year ended June 30, 2020. During the year ended June 30, 2021, the Company cancelled and returned the remaining 50,283 escrowed common shares to treasury (year ended June 30, 2020 - released 9,989 common shares upon achievement of milestones).

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Year ended June 30, 2020
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Share Capital		Reserves					AOCI
		Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$		$	$		$	$
Balance, June 30, 2019		84,786,562	4,673,118	143,947	40,495	41,685	(86,800)	139,327	(156,249)	18,295	352	(5,568)	(143,170)	(290,512)	4,410	4,383,173
Shares issued for business combinations & asset acquisitions	19(b)(i)	2,689,933	57,420	—	—	—	—	—	—	—	—	—	—	—	—	57,420
Shares issued for earn out payments	19(b)(ii)	614,513	15,992	—	(7,871)	—	—	(7,871)	—	—	—	—	—	—	—	8,121
Shares issued for equity financings	19(b)(iii)	21,009,339	585,146	—	—	—	—	—	—	—		—	—	—	—	585,146
Equity financing transaction costs		—	(12,507)	—	—	—	—	—	—	—		—	—	—	—	(12,507)
Deferred tax on transaction costs		—	2,231	—	—	—	—	—	—	—	—	—	—	—	—	2,231
Conversion of convertible debentures	16(i)	5,761,260	433,177	—	—	(41,266)	—	(41,266)	—	—	—	—	—	—	—	391,911
Deferred tax on convertible debentures		—	1,703	—	—	—	—	—	—	—	—	—	—	82	—	1,785
Exercise of stock options	20(a)	103,841	6,382	(3,588)	—	—	—	(3,588)	—	—	—	—	—	—	—	2,794
Exercise of warrants	19(c)	986	102	—	(29)	—	—	(29)	—	—	—	—	—	—	—	73
Exercise of RSU and DSUs	20(b)	44,823	2,268	(2,268)	—	—	—	(2,268)	—	—	—	—	—	—	—	—
Share-based compensation	20(a)(b)	—	—	50,712	10,378	—	—	61,090	—	—	—	—	—	—	—	61,090
Change in ownership interests in subsidiaries	14	217,554	20,363	—	—	—	—	—	—	—	—	—	—	(18,263)	(2,100)	—
Choom marketable securities transferred to investment in associate	6(f)	—	—	—	—	—	—	—	5,225	(601)		—	4,624	(4,624)	—	—
Comprehensive income (loss) for the period		—	—	—	—	—	—	—	(43,613)	1,225	(379)	(5,884)	(48,651)	(3,282,694)	(26,666)	(3,358,011)
Balance, June 30, 2020		115,228,811	5,785,395	188,803	42,973	419	(86,800)	145,395	(194,637)	18,919	(27)	(11,452)	(187,197)	(3,596,011)	(24,356)	2,123,226

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows
Years ended June 30, 2021 and 2020
(Amounts reflected in thousands of Canadian dollars)

		Year ended June 30,
			Recasted - Note 2(h)
	Notes	2021	2020
		$	$
Operating activities
Net loss from continuing operations		(693,477)	(3,257,499)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	9	(109,178)	(125,448)
Changes in fair value included in inventory sold		118,707	149,099
Depreciation of property, plant and equipment	11	60,603	74,143
Amortization of intangible assets	15	37,473	40,577
Share-based compensation	20(a)(b)	20,243	59,176
Impairment of deposits	26(b)(iv)	15,129	—
Impairment of property, plant and equipment	11	282,078	140,970
Impairment of investment in associate	8	—	75,035
Impairment of intangible assets and goodwill	15	44,942	2,544,014
Accrued interest and accretion expense	16, 17	30,493	18,359
Interest and other income		(1,388)	(4,835)
Deferred tax expense (recovery)		(6,443)	(77,135)
Other (gains) losses, net	22	(10,575)	28,643
Foreign exchange (gain) loss	23	3,420	9,707
Changes in non-cash working capital	23	397	7,593
Net cash used in operating activities from discontinued operations		(3,001)	(24,541)
Net cash used in operating activities		(210,577)	(342,142)

Investing activities
Investment in derivatives		(6,671)	(2,000)
Proceeds from disposal of marketable securities		18,064	90,843
Loan receivable		(6,453)	(3,643)
Purchase of property, plant and equipment, and intangible assets		(53,082)	(348,814)
Disposal of property, plant and equipment		19,241	1,247
Proceeds from government grant		3,636	—
Acquisition of businesses, net of cash acquired		—	280
Payment of contingent consideration		—	(1,993)
Deposits	23	(3,183)	(34,075)
Proceeds from disposal of investment in associates		—	27,600
Net cash provided by investing activities from discontinued operations		1,543	25,125
Net cash used in investing activities		(26,905)	(245,430)

Financing activities
Proceeds from long-term loans		—	86,394
Repayment of long-term loans		(117,504)	(115,130)
Repayment of convertible debenture		—	(2,306)
Payments of principal portion of lease liabilities		(5,416)	(6,611)
Proceeds from lease inducements		—	1,746
Restricted cash		(19,394)	46,066
Financing fees		(1,427)	(1,789)
Shares issued for cash, net of share issue costs		666,026	575,506
Net cash used in financing activities from discontinued operations		(331)	(1,314)
Net cash provided by financing activities		521,954	582,562
Effect of foreign exchange on cash and cash equivalents	23	(25,194)	(5,538)
Increase (decrease) in cash and cash equivalents		259,278	(10,548)
Cash and cash equivalents, beginning of year		162,179	172,727
Cash and cash equivalents, end of year		421,457	162,179
Supplemental cash flow information (Note 23)
The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1    Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 – 1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution and sale of hemp-derived CBD products in the United States (“U.S.”) market.

The U.S. represents the largest cannabis and hemp-derived cannabidiol (“CBD”) market globally and as such, Aurora continues to evaluate its alternatives to establishing an operating footprint in the U.S. During the year ended June 30, 2020, the Company acquired Reliva, LLC, a U.S Company based in Massachusetts specialized in the sale of hemp-derived CBD (Note 13(b)) as an entry into this market. As part of the U.S. market strategy, we are considering how various state and federal regulations will affect the Company’s business prospects. The Company is committed to only engage in activities which are permissible under both state and federal laws.

During the year ended June 30, 2020, the Company announced a business transformation plan intended to better align the business financially with the current realities of the cannabis market in Canada while maintaining a sustainable platform for long-term growth. These actions included the rationalization of selling, general and administrative expenses through a reduction in corporate and production staff. The Company has also wound down and closed operations at four Canadian facilities: Aurora Prairie, Aurora Mountain, Aurora Vie, and Aurora Eau. Refer to Note 3 for further details regarding these restructuring actions.

Note 2    Significant Accounting Policies and Judgments

IFRS requires management to make judgments, estimates, and assumptions that affect the carrying values of certain assets and liabilities and the reported amounts of income and expenses during the period. Actual results may differ from these judgments, estimates, and assumptions.

Significant accounting policies, which affect the consolidated financial statements as a whole, as well as key accounting estimates and areas of significant judgment are highlighted in this section. This note also describes change in accounting policies, new accounting standards, which have been adopted during 2021, and new accounting pronouncements, which are not yet effective but are expected to impact the Company’s consolidated financial statements in the future. Accounting policies, estimates, or judgments that have a significant effect on the amounts recognized in the financial statements include government grants (Note 5), biological assets (Note 9), inventory (Note 10), estimated useful lives of property, plant and equipment and intangible assets (Notes 11 and 15), impairment of non-financial assets (Notes 10, 11, and 15), business combinations (Note 13), convertible debentures (Note 16), share purchase warrants (Note 19(c)), share-based compensation (Note 20), deferred taxes (Note 24), segmented information (Note 28) and the fair value of financial instruments (Note 29).

(a)     Basis of Presentation and Measurement

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statement of comprehensive loss to conform with the current period’s presentation.

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to 110,089,377. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s consolidated financial statements reflect the Share Consolidation unless otherwise noted.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on September 27, 2021.

(b)    COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. During the year ended June 30, 2021, the COVID-19 pandemic has impacted revenue in the Canadian consumer market, particularly in Ontario, as governments imposed retail access restrictions to curbside pickup at points during the pandemic, and have changed their purchasing patterns to reflect the slow-down in the market. The production and sale of medical and consumer cannabis have been recognized as essential services across Canada. All of the Company’s facilities in Canada and internationally continue to be operational and the Company continues to work closely with local, national and

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

international government authorities to ensure that the Company is following the required protocols and guidelines related to COVID-19 within each region. During the year ended June 30, 2021, the Company recognized an impairment for the U.S. CBD CGU as forecasted revenues have declined as a result of COVID-19 (Note 15(b)).

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

(c)    Basis of Consolidation

The consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries during the year ended June 30, 2021 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”) (1)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%	Danish Krone
Reliva, LLC (“Reliva”)	100%	United States Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
ACB Captive Insurance Company Inc. (“Captive”)	100%	Canadian Dollar
(1)Effective July 1, 2020, ACE amalgamated with MedReleaf Corp. and CanniMed Therapeutics Inc. with ACE being the surviving entity.

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(d)    Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in equity.

(e)    Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents includes cash deposits in financial institutions and other deposits that are highly liquid and readily convertible into cash. Restricted cash represents the minimum cash and cash equivalents balance that the Company must maintain pursuant to the terms of the secured credit agreement with the Bank of Montreal (“BMO”) (Note 17) and funds reserved in the Captive to cover self-insurance over property related risks. As of June 30, 2021, $4.4 million and $15.0 million restricted cash is attributed collateral held for letters of credit and corporate credit cards (Note 17), and the Captive, respectively.

(f)    Investment Tax Credit Grants

The Company is entitled to certain Canadian federal and provincial tax incentives for qualified expenditures. These investment tax credits (“ITCs”) are recorded as a reduction to the related expenditures in the fiscal period when there is reasonable assurance that such credits will be realized.

Investment tax credits, whether or not recognized in the financial statements, may be carried forward to reduce future Canadian federal and provincial income taxes payable. The Company applies judgment when determining whether the reasonable assurance threshold has been met to recognize ITCs in the financial statements. The Company must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the ITCs can be utilized. Any changes in these interpretations and assessments could have an impact on the amount and timing of ITCs recognized in the financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(g)    Provisions

The Company recognizes a provision if there is a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

An onerous contract provision is recorded when the Company has a contract under which it is more likely than not that the unavoidable costs of meeting the contractual obligations will be greater than the economic benefits that the Company expects to receive under the contract. An onerous contract provision represents the lesser of the cost of exiting from the contract and the cost of fulfilling it.

(h)    Biological Assets and Inventory Non-Material Prior Period Error

During the year ended June 30, 2021, a non-material error was identified in the valuation methodology for biological assets. As part of the fair value measurement, management incorporated the cannabis plant’s stage of growth in determining the fair value less costs to sell (“FVLCS”). In the period of harvest, the balance in biological assets was transferred directly to inventory at the average 48% stage of growth without adjusting for the incremental fair value to grow the plant through the full lifecycle. The Company now includes the incremental fair value of the plants in the valuation and transfers the biological assets to inventory at the full stage of growth at the point of harvest. Additionally, the Company revised certain key inputs used in determining FVLCS, including the incorporation of an effective yield factor based on the potency of cannabis produced. These changes primarily impacted unrealized fair value gains on biological assets and changes in fair value of inventory sold, both of which are non-cash impacts and are not material to the Company.

Management evaluated the materiality of the errors, both quantitatively and qualitatively, and concluded that the changes were not material to the consolidated financial statements taken as a whole for any prior period. The Company has revised opening deficit and corrected the error by recasting the prior period information in these consolidated financial statements. The following is a summary of the impacts to the statement of financial position, the statement of comprehensive loss, and the statement of cash flows for the year ended June 30, 2020, prior to the impact of discontinued operations (Note 12(b)):

	June 30, 2020 As previously reported	Biological Assets and Inventory Adjustments	June 30, 2020 Recasted
Consolidated Statement of Financial Position
Biological assets	35,435	(17,278)	18,157
Inventory	121,827	14,053	135,880
Deferred tax liability	(3,946)	—	(3,946)
Deficit	(3,592,786)	(3,225)	(3,596,011)

Year ended June 30, 2020 As previously reported		Biological Assets and Inventory Adjustments	Year ended June 30, 2020 Recasted
Consolidated Statement of Comprehensive Loss
Cost of sales	277,234	9,167	286,401
Gross profit (loss) before fair value adjustments	1,672	(9,167)	(7,495)

Changes in fair value of inventory sold	91,825	57,274	149,099
Unrealized gain on changes in fair value of biological assets	(56,614)	(68,834)	(125,448)
Gross loss	(33,539)	2,393	(31,146)

Deferred tax recovery	(78,303)	1,416	(76,887)

Net loss from continuing operations	(3,300,493)	977	(3,299,516)
Net loss attributable to Aurora shareholders	(3,283,671)	977	(3,282,694)
Loss per share (basic and diluted)	($33.94)	$0.01	($33.93)

Year ended June 30, 2020 As previously reported		Biological Assets and Inventory Adjustments	Year ended June 30, 2020 Recasted
Consolidated Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(56,614)	(68,834)	(125,448)
Changes in fair value of inventory sold	91,825	57,274	149,099
Deferred tax recovery	(78,303)	1,416	(76,887)
Changes in non-cash working capital	7,643	8,499	16,142
Net cash used in operating activities	(337,952)	—	(337,952)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i)    Adoption of New Accounting Pronouncements

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted the Amendments to IFRS 3 effective July 1, 2020 with no impact to the Company’s consolidated financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company adopted the Amendments to IFRS 9, IAS 39 and IFRS 7 effective July 1, 2020 with no impact on the Company’s consolidated financial statements.

(j)    New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Note 3    Restructuring Provisions

Accounting Policy

A restructuring provision is recognized when the Company has developed a detailed formal plan for the restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those individuals who are affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which reflect amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

As described in Note 1, during the year ended June 30, 2020, the Company initiated a plan to close operations at certain production facilities in order to focus on production and manufacturing at the Company’s larger scale facilities. Additionally, the Company reduced the number of corporate and production level employees across the organization in an effort to reduce spending. During the year ended June 30, 2021, the Company recorded restructuring charges of $0.2 million (June 30, 2020 - $1.9 million) relating to workforce reductions associated with the closure of production facilities.

During the year ended June 30, 2021, the Company entered into an agreement with Great North Distributors Inc. (“Great North”) to be the exclusive representative for Aurora’s Canadian cannabis retail brands. As a result of shifting consumer sales costs from a fixed internal sales

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

force to variable contract sales, the Company recorded restructuring charges of $0.8 million (June 30, 2020 - nil) related to the workforce reductions.

The provisions for restructuring and other charges represent the present value of the best estimate of the future outflow of economic benefits that will be required to settle the expected liabilities and may vary as a result of new events affecting the severances that will need to be paid.

Total
$
Balance, June 30, 2019	—
Additions	1,947
Payments	(1,390)
Balance at June 30, 2020	557
Additions	1,011
Payments	(1,568)
Balance, June 30, 2021	—

Note 4    Accounts Receivable

Accounting Policy

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

	Notes	June 30, 2021	June 30, 2020
		$	$
Trade receivables	30(a)	42,030	45,199
Sales taxes receivable		1,625	5,912
Lease receivable	30(a)	978	—
Consideration receivable from divestiture	12(b)	2,167	—
Government grant receivable	5	6,617	—
Other receivables (1)		2,844	2,999
		56,261	54,110
(1)    Includes interest receivable from the convertible debenture held in Choom Holdings Inc. (Note 6(f)), High Tide (Note 6(h)), Investee-B (Note 6(g)), and Investee-C (Note 6(k)).

Note 5    Government Grant

Accounting Policy

The Company recognizes government grants when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. Government grants related to income are recognized as other gains (losses) in the statement of comprehensive loss while government grants related to assets, including non-monetary grants at fair value, are recognized as a reduction of the related asset’s carrying amount.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program. CEWS provides a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers based on certain criteria, including the demonstration of revenue declines. The Company has determined that it has qualified for this subsidy and applied for CEWS. For the year ended June 30, 2021, the Company has recognized $31.9 million (June 30, 2020 - nil) in government grant income within other gains (losses) in the statement of comprehensive loss. Estimation uncertainty arises when interpreting certain definitions as prescribed by CEWS. As such, of the $36.2 million (June 30, 2020 - nil) cash received from CEWS, $10.9 million is recognized as other current liabilities on the statement of financial position.

Subsequent to June 30, 2021, the Company received an additional $1.3 million cash from CEWS.

During the year ended June 30, 2021, the Company received a $3.6 million government grant related to the installation of a heat and power system which reduced electricity consumption from a city power grid. The grant was recognized against the asset and reduced the carrying value by $3.6 million (Note 11).

Note 6    Investments

(a)    Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange and is licensed in Australia for research and cultivation of medical cannabis for human use.

As of June 30, 2020, the Company held an aggregate of 31,956,347 shares in Cann Group, representing a 22.4% ownership interest. Given that the Company had significant influence over Cann Group, the investment was accounted for under the equity method (Note 8) and had a fair value of approximately $23.4 million (A$25.0 million) based on Cann Group’s closing stock price of A$0.79 on June 30, 2020. During the year ended June 30, 2020, the Company assessed the carrying value of the investment against the estimated recoverable amount. As a result, the Company recognized $37.2 million of impairment charges for the year ended June 30, 2020 through the statement of comprehensive loss (Note 8).

On July 23, 2020, the Company no longer held significant influence over Cann Group as the Company’s percentage ownership interest was diluted to approximately 18%. As a result, the $16.97 million carrying value of the Company’s equity investment was derecognized from investment in associates (Note 8) and reclassified to marketable securities (Note 7(a)) at its fair value of $15.53 million, calculated based on the July 23, 2020 quoted market price of A$0.51. This resulted in the recognition of a $1.44 million loss on the deemed disposal of the investment in associate during the year ended June 30, 2021 (Note 22).

On October 9, 2020, the Company sold all of its 31,956,347 common shares held in Cann Group at A$0.20 per share for net proceeds of $5.9 million. The fair value of the Cann Group shares on October 9, 2020 was $6.0 million, which resulted in a cumulative loss of $9.5 million recognized through OCI during the year ended June 30, 2021.

(b)    Radient Technologies Inc. (“Radient”)

Radient is a public company listed on the TSX Venture Exchange (“TSXV”) and is a commercial manufacturer of cannabis derivatives, formulations and products.

As of June 30, 2021, the Company held an aggregate of 37,643,431 shares in Radient (June 30, 2020 – 37,643,431) with a fair value of $3.0 million (June 30, 2020 - $6.0 million) resulting in an unrealized loss of $3.0 million for the year ended June 30, 2021 (year ended June 30, 2020 - $24.8 million unrealized fair value loss)(Note 7(a)). During the year ended June 30, 2020, the Company’s 4,541,889 warrants in Radient expired unexercised, resulting in the recognition of an unrealized loss of $0.1 million.

(c)     Alcanna Inc. (“Alcanna”)

Alcanna is an Alberta based public company listed on the TSX. Its principal business activity is the retailing of wines, beers and spirits and the retailing of cannabis.

(i)    Common Shares and Investment in Associate

During the year ended June 30, 2020, the Company disposed of its investment in Alcanna, representing 9,200,000 common shares or a 24.8% ownership interest. The Company received gross proceeds of $27.6 million at an average price of $3.00 per share and recognized a $12.0 million accounting gain on disposal. The proceeds were used to repay a portion of the Credit Facility (Note 17). Prior to the disposal, management had significant influence over Alcanna and accounted for the investment under the equity method (Note 8). During the year ended June 30, 2020, the Company assessed the carrying value of the investment against the estimated recoverable amount. As a result, the Company recognized $27.7 million of impairment charges for the year ended June 30, 2020. As of June 30, 2020, the Company no longer held any shares of Alcanna.

(ii)    Warrants

During the year ended June 30, 2020, 10,130,000 warrants expired unexercised and 1,750,000 warrants were canceled. As at June 30, 2020, the Company held no warrants in Alcanna.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(d)    Capcium Inc. (“Capcium”)

Capcium is a Montreal-based private company and is in the business of manufacturing soft-gels.

As at June 30, 2020, the Company held 5,371 convertible debentures for a total cost of $4.9 million. The 5,371 convertible debentures bore interest at 8% per annum and matured on September 5, 2020. The debentures were convertible at the option of Aurora upon the occurrence of a Liquidity Event into units of Capcium at the lesser of (i) the price that is 20% discount to the Liquidity Event Price; and (ii) the price determined based on a pre-money value of $80.0 million at the time of the Liquidity Event. Each unit consisted of one common share and one common share purchase warrant exercisable into one common share at a price that is 50% greater than the conversion price for 2 years from the completion of a Liquidity Event. A Liquidity Event is defined as the occurrence of either a public offering, a reverse take-over or a merger transaction which results in the common shares of Capcium being listed on a recognized stock exchange. Included in the 5,371 convertible debentures is 488 convertible debentures received in 2019 for no additional consideration as Capcium had not completed a Liquidity Event.

In July 2020, the Company converted its 5,371 convertible debentures with a principal balance of $5.4 million and a fair value of nil (June 30, 2020 - nil) into 5,371,300 Series A preferred shares. The Series A preferred shares accrue an annual per share dividend of 8% and rank subordinate to the Series B preferred shares described below. In the event of a liquidity event, which is the occurrence of a merger, consolidation, sale, lease, transfer, exclusive license or other disposal of all or substantially all of the assets of Capcium, the Series A preferred shares shall automatically convert into a number of common stock equal to 15% of the issued and outstanding common stock on a fully diluted basis. As at June 30, 2021, the Series A preferred shares had a nominal fair value resulting in an unrealized loss of nil for the year ended June 30, 2021.

During the year ended June 30, 2021, the Company subscribed for 1,851,086 Series B preferred shares of Capcium for $1.9 million (Note 7(a)). In the event of a liquidity event, Series B preferred shareholders of Capcium shall receive a cash payment equal to twice the initial investment and the Series B preferred shares shall automatically convert into a number of common stock based on the fair market value at that time. In the event of an IPO liquidity event, which is the occurrence of either a public offering or a reverse take-over, the Series B preferred shares shall automatically convert into a number of common stock based on the fair market value at that time. As at June 30, 2021, the Series B preferred shares had a nominal fair value resulting in an unrealized loss of $1.9 million for the year ended June 30, 2021. In conjunction with the Company’s investment, the parties amended an existing manufacturing agreement to reduce the Company’s annual minimum purchase commitment by 20.0 million capsules (Note 26(b)(ii)).

The Company continues to hold 8,828,662 common shares in Capcium as of June 30, 2021 (June 30, 2020 - 8,828,662) representing an 18% ownership interest based on common shares outstanding (June 30, 2020 - 19%). Given that the Company has significant influence over Capcium, the investment has been accounted for under the equity method (Note 8). During the year ended June 30 2020, the Company identified indicators of impairment within its Capcium investment and as such, assessed the carrying value of the investment against the estimated recoverable amount. The recoverable amount of the investment was determined using a value-in-use calculation by discounting the most recent expected future net cash flows of the Company from the investment. As a result, the Company recognized $9.0 million of impairment charges for the year ended June 30, 2020 which has been recognized through the statement of comprehensive loss.

(e)    The Green Organic Dutchman Holdings Ltd. (“TGOD”)

TGOD is an Ontario based licensed producer of cannabis in Canada and is publicly listed on the TSX.

During the year ended June 30, 2020, the Company sold all of its 28,833,334 common shares of TGOD for gross proceeds of $86.5 million at an average price of $3.00 per share. As a result, the Company recognized a realized loss of $115.3 million during the year ended June 30, 2020, of which $6.7 million were losses recognized during the year ended June 30, 2020. The realized loss was calculated based on the deemed cost of $6.94 per share which represents the September 27, 2018 quoted market price at the time the Company lost significant influence. As at June 30, 2020, the Company no longer held any shares of TGOD.

During the year ended June 30, 2020, 3,170,625 participation right warrants held in TGOD expired unexercised resulting in an unrealized loss of $0.6 million.

On February 28, 2021, the Company’s 16,666,667 subscription receipt warrants expired unexercised. The subscription receipt warrants had a fair value of $1.1 million at June 30, 2020 and was estimated using the quoted market price of $0.065. As a result, the Company recognized an unrealized fair value loss of $1.1 million for the year ended June 30, 2021 (June 30, 2020 - $22.4 million)(Note 7(b)).

(f)    Choom Holdings Inc. (“Choom”)

Choom is a consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

(i)    Convertible Debenture

As of June 30, 2020, the Company held a $20.0 million unsecured convertible debenture in Choom with a second ranking security interest over Choom’s present and after-acquired property. The debenture bears interest at 6.5% per annum, matures on November 2, 2022, and is convertible into common shares of Choom at $0.65 per share. As at June 30, 2021, the interest receivable balance from Choom was $2.1 million (June 30, 2020 – $1.5 million)(Note 4).

As of June 30, 2021, the convertible debenture had a fair value of $18.2 million (June 30, 2020 – $20.5 million) resulting in an unrealized loss of $2.3 million for the year ended June 30, 2021 (June 30, 2020 – $1.1 million unrealized loss)(Note 7(b)). The fair value of the convertible

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

debenture was estimated using the FINCAD model based on the following assumptions: share price of $0.08 (June 30, 2020 – $0.14); credit spread of 14.46% (June 30, 2020 – 8.58%); dividend yield of 0% (June 30, 2020 – 0%); stock price volatility of 119.39% (June 30, 2020 – 121.88%); and an expected life of 1.34 years (June 30, 2020 – 2.34 years).

Effective July 8, 2021, the Company restructured its debt with Choom by extinguishing the $20.0 million unsecured convertible debenture and accrued interest in exchange for: (i) 79,754,843 common shares providing the Company with a 19.9% ownership interest in Choom; (ii) an amended Investor Rights Agreement providing the right to nominate up to two directors to Choom’s Board of Directors and a participation right to maintain Aurora’s pro-rata ownership; (iii) a debt restructuring fee payable by Choom to Aurora based on products sold at Choom’s retail stores; and (iv) a $6.0 million secured convertible debenture (“2021 Debenture”). The 2021 Debenture is secured with a second ranking security interest over Choom’s future secured and all current unsecured and unsubordinated indebtedness. The 2021 Debenture bears interest at 7.0% per annum, matures on December 23, 2024, and is convertible into common shares of Choom at $0.10 per share.

(ii)    Warrants

As of June 30, 2020, the Company held an aggregate of 96,464,248 share purchase warrants in Choom with a nominal fair value. The share purchase warrants were exercisable between $1.25 and $2.75 per share beginning November 2, 2018. The warrants expired unexercised on November 2, 2020 resulting in a nominal unrealized loss for the year ended June 30, 2020.

(iii)    Common Shares and Investment in Associate

Per the terms of the arrangement and in accordance with the Cannabis Retail Regulations in Ontario, licensed producers are subject to an ownership interest cap in licensed retailers. On December 12, 2019, the Cannabis Retail Regulations in Ontario was amended increasing the ownership restriction to 25% from 9.9%. As a result, the Company obtained significant influence in Choom based on existing and potential voting rights effective December 12, 2019, being the date of the amendment. The 9,859,155 common shares held in Choom had a fair value of $1.8 million based on a quoted market price of $0.18 per share and the Company’s investment was reclassified from marketable securities (Note 7(a)) to investment in associates (Note 8). The Company recognized an unrealized loss of $2.6 million for the year ended June 30, 2020, and the cumulative unrealized loss of $5.2 million as at December 12, 2019 was reclassified from other comprehensive loss to deficit.

During the year ended June 30, 2020, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $0.4 million through the statement of comprehensive loss (Note 8).

As a result of the warrants expiring on November 2, 2020, the Company’s diluted percentage ownership interest decreased and Aurora no longer held significant influence over Choom. The $0.6 million carrying value of the Company’s equity investment was derecognized from investment in associates (Note 8) and reclassified to marketable securities (Note 7(a)) at its fair value of $0.8 million, calculated based on the November 2, 2020 quoted market price of $0.08 per share. This resulted in the recognition of a $0.2 million gain on the deemed disposal of the investment in associate during the year ended June 30, 2021 (Note 22).

As of June 30, 2021, the Company held 9,859,155 (June 30, 2020 - 9,859,155) common shares in Choom, representing a 3.03% (June 30, 2020 - 4.37%) ownership interest with a fair value of $0.7 million (June 30, 2020 - $1.4 million) based on the closing stock price of $0.08 (June 30, 2020 - $0.14).

(g)    Investee-B

Investee-B is a private Canadian company that cultivates, manufactures, and distributes medical cannabis products in Jamaica. The Company holds a $12.4 million (US $10.0 million) convertible debenture in Investee-B that bears interest at 1.5% per annum, payable in cash or common shares equal to the fair value of shares at the time of issuance. The debentures are convertible into common shares of Investee-B at US $4.9585 at Aurora’s option until July 2, 2023. As part of the arrangement, Aurora has the right to: (i) participate in any future equity offerings of Investee-B to enable Aurora to maintain its percentage ownership interest, and (ii) to nominate a director to Investee-B’s Board of Directors as long as the Company owns at least a 10% interest.

As of June 30, 2021, the convertible debenture had a fair value of $14.4 million (US $11.6 million) (June 30, 2020 – $16.1 million (US $11.9 million))(Note 7(b)). The Company recognized unrealized gains of $0.4 million for the year ended June 30, 2021 (June 30, 2020 – $1.5 million unrealized loss)(Note 7(b)). The fair value was estimated using two coupled Black-Scholes models based on the following assumptions: estimated share price of $3.71 (June 30, 2020 – $3.71); risk-free interest rate of 0.29% (June 30, 2020 – 2.88%); dividend yield of 0% (June 30, 2020 – 0%); stock price volatility of 44.75% (June 30, 2020 – 44.45%); credit spread of 0.48% (June 30, 2020 – 74.90%) and an expected life of 2.01 years (June 30, 2020 – 3.01 years). If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $0.2 million (June 30, 2020 – $0.2 million). If the estimated share price increases or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.3 million (June 30, 2020 – $0.3 million).

(h)    High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis company and is publicly listed on the TSXV.

On December 12, 2018, the Company invested $10.0 million in unsecured convertible debentures bearing an interest rate of 8.5% per annum and maturing on December 12, 2020 (the “December 2018 Debentures”). The December 2018 Debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On June 14, 2019, the Company invested $1.0 million in unsecured convertible debentures of High Tide bearing interest of 10.0% per annum, payable annually in advance in common shares of High Tide and maturing in two years from the date of issuance (the “June 2019 Debentures”). The June 2019 Debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after December 14, 2019. The Company also received 1,333,333 warrants, each warrant entitling the Company to acquire one common share at an exercise price of $0.85 per share for a period of two years.

On November 14, 2019, the Company invested $2.0 million in senior unsecured convertible debentures of High Tide bearing an interest rate of 10% per annum and maturing on November 14, 2021 (the “November 2019 Debentures”). The November 2019 Debentures are convertible into common shares of High Tide at $0.252 per share at the option of the Company any time after May 14, 2020. The Company also received 7,936,507 warrants, each warrant entitling the Company to acquire one common share at an exercise price of $0.50 per share for a period of two years.

On July 23, 2020, the Company entered into an amended restated secured convertible debenture (the “July 2020 Debenture”) agreement for its December 2018 Debentures. Under the terms of the amendment, the July 2020 Debenture is secured against the assets and properties of High Tide, bears no interest, are convertible into common shares of High Tide at $0.425 per share at the option of the Company at any time, and matures on January 1, 2025. The Company has also entered into a debt restructuring agreement whereby High Tide will pay a 0.5% royalty payment on all non-Aurora product revenue generated by High Tide beginning November 1, 2021, with an automatic increase of an additional 0.5% each subsequent year. Payments under the July 2020 Debentures can be offset against other obligations between Aurora and High Tide.

The conversion of the July 2020 Debenture is subject to Aurora holding no more than a 25% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario. The June 2019 Debentures,and November 2019 Debentures are subject to Aurora holding no more than a 9.9% ownership interest in High Tide under the debenture agreements.

During the year ended June 30, 2021, the Company converted its $1.0 million June 2019 Debentures and $2.0 million November 2019 Debentures into 9,269,840 common shares at a weighted average conversion price of $0.42 with a fair value of $6.3 million (June 30, 2020 - $2.7 million). The Company also exercised 7,936,507 warrants held in High Tide at $0.50 per warrant with a fair value of $2.8 million (June 30, 2020 - $0.2 million) for a cost of $4.0 million. Additionally, the Company sold all of its 18,650,197 common shares held in High Tide at a weighted average price of $0.64 per share for net proceeds of $11.8 million. As a result, the Company recognized a realized loss of $1.3 million through comprehensive loss during the year ended June 30, 2021. The realized loss was calculated based on the deemed cost of $13.1 million which represents the warrant exercise cost and the fair value of the derivatives on the conversion date. As of June 30, 2021, the Company held no common shares of High Tide (June 30, 2020 - 267,380).

The remaining 1,333,333 warrants exercisable at $0.85 per warrant expired unexercised on June 14, 2021 resulting in a nominal fair value loss during the year ended June 30, 2021 (June 30, 2020 - nominal).

During the year ended June 30, 2021, $0.4 million of High Tide service fees (June 30, 2020 - nil) incurred by the Company were applied against the principal outstanding under the July 2020 convertible debentures. As of June 30, 2021, the remaining July 2020 convertible debentures had a fair value of $18.7 million (June 30, 2020 – $9.8 million), resulting in an unrealized gain of $9.3 million for the year ended June 30, 2021 (June 30, 2020 – $0.6 million) net of $0.4 million in repayments. The fair value of the convertible debentures was estimated using the FINCAD model with the following assumptions: share price of $0.66 (June 30, 2020 – $0.16); credit spread of 11.9% (June 30, 2020 – 12.3%); dividend yield of 0% (June 30, 2019 – 0%); stock price volatility of 102.0% (June 30, 2020 – 106.0%) and an expected life of 3.51 years (June 30, 2020 – 0.45 years).

(i)    Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on investments and acquisitions in the cannabis space in the growing U.S. cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of June 30, 2021 and June 30, 2020, the Company held the following restricted back-in right warrants:

(a)22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of June 30, 2021, the warrants remain un-exercisable.

As of June 30, 2021, the warrants had a fair value of $5.7 million (June 30, 2020 – $3.2 million) estimated using the Binomial model with the following assumptions: share price of $0.32 (June 30, 2020 – $0.22); risk-free interest rate of 1.66% (June 30, 2020 – 0.93%); dividend yield of 0% (June 30, 2020 – 0%); stock price volatility of 116.44% (June 30, 2020 – 116.01%); an expected life of 7.23 years (June 30, 2020 – 8.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized a $2.5 million unrealized gain on fair value during the year ended June 30, 2021 (June 30, 2020 – $6.9 million unrealized loss)(Note 7(b)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(j)    EnWave Corporation (“EnWave”)

EnWave is a Vancouver-based advanced technology company that has developed Radiant Energy Vacuum (“REV™”) – a method for the precise dehydration of organic materials. Enwave is publicly listed on the TSXV.

On April 29, 2020, the Company sold all of its the 5,302,227 common shares of EnWave Corporation at $0.80 per share for net proceeds of $4.1 million. Based on the deemed cost of $1.89 per share, which represents the acquisition date quoted market price, the transaction resulted in a realized loss of $5.9 million. Of the $5.9 million realized loss, $8.5 million of fair value losses were recognized during the year ended June 30, 2020. As of June 30, 2020, the Company no longer held any shares in EnWave.

(k)    Investee-C

Investee-C is a privately held Licensed Producer, based in Ontario, focused on growing premium craft cannabis in Canada.

On May 19, 2021, the Company invested $2.5 million in a secured convertible debenture that matures on October 31, 2022. The debenture bears interest at 8% per annum on the outstanding principal with the first interest payable quarterly in arrears beginning September 30, 2021. The debenture is convertible into common shares of Investee-C at a 15% discount to, the first to occur of: (i) the consideration received by a holder of Investee-C common shares pursuant to a change of control, or (ii) the issuance price of Investee-C common shares pursuant to a public offering.

As of June 30, 2021, the convertible debenture had a fair value of $2.5 million estimated using the FINCAD model with the following assumptions: interest rate volatility of 44%; risk-free rate of 0.8%; credit spread of 7%; and an expected life of 1.34 years.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 7    Marketable Securities and Derivatives

(a)    Marketable securities

Accounting Policy

Marketable securities are initially measured at fair value and are subsequently measured at fair value through profit or loss (“FVTPL”) or are designated at fair value through other comprehensive income (loss) (“FVTOCI”). The Company designates its marketable securities as financial assets measured at FVTOCI. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive (loss) income only and not through profit or loss upon disposition.

As at June 30, 2021, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 3	Level 1	Level 1	Level 1	Level 1	Level 3
Marketable securities designated at FVTOCI	Micron	Cann Group	Radient	Capcium	TGOD	Choom	High Tide	EnWave	Other immaterial investments	Total
		Note 6(a)	Note 6(b)	Note 6(d)	Note 6(e)	Note 6(f)	Note 6(h)	Note 6(j)
	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019	1,148	—	30,866	—	93,132	4,388	95	12,619	1,000	143,248
Disposals	(191)	—	—	—	(86,465)	—	—	(4,138)	—	(90,794)
Transfer to investment in associates	—	—	—	—	—	(1,775)	—	—	—	(1,775)
Loss on changes in fair value	(957)	—	(24,845)	—	(6,667)	(2,613)	(50)	(8,481)	—	(43,613)
Balance, June 30, 2020	—	—	6,021	—	—	—	45	—	1,000	7,066
Additions (Disposals)	—	(6,013)	—	1,851	—	—	1,284	—	(61)	(2,939)
Transfer from investment in associates	—	15,525	—	—	—	789	—	—	—	16,314
Loss on changes in fair value	—	(9,512)	(3,011)	(1,851)	—	(48)	(1,329)	—	(939)	(16,690)
Balance, June 30, 2021	—	—	3,010	—	—	741	—	—	—	3,751

Loss on marketable securities
Year ended June 30, 2020
OCI unrealized loss	(957)	—	(24,845)	—	(6,667)	(2,613)	(50)	(2,619)	—	(37,751)
OCI realized loss	—	—	—	—	—	—	—	(5,862)	—	(5,862)

Year ended June 30, 2021
OCI unrealized loss	—	—	(3,011)	(1,851)	—	(48)	(55)	—	(939)	(5,904)
OCI realized loss	—	(9,512)	—	—	—	—	(1,274)	—	—	(10,786)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(b)    Derivatives

Accounting Policy

Derivatives are initially measured at fair value and are subsequently measured at FVTPL. If the transaction price does not equal to fair value at the point of initial recognition, management measures the fair value of each component of the investment and any unrealized gains or losses at inception are either recognized in profit or loss or deferred and recognized over the term of the investment, depending on whether the valuation inputs are based on observable market data. The resulting unrealized gain or loss at inception and subsequent changes in fair value are recognized in profit or loss for the period. Transaction costs, which are directly attributable to the acquisition of the investment, are expensed as incurred. Refer to Note 29 for significant judgments in determining the fair value of derivative financial instruments.

As of June 30, 2021, the Company held the following derivative investments:

Financial asset hierarchy level	Level 3	Level 2	Level 2	Level 3	Level 2	Level 2	Level 3	Level 3
Derivatives and convertible debentures at FVTPL	Capcium	TGOD	Choom	Investee-B	High Tide	ACI	Investee-C	Other immaterial investments	Total
	Note 6(d)	Note 6(e)	Note 6(f)	Note 6(g)	Note 6(h)	Note 6(i)	Note 6(k)
	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019	7,518	24,162	19,369	14,316	10,241	10,083	—	720	86,409
Additions (Disposals)	—	—	—	—	2,000	—	—	(49)	1,951
Unrealized gain (loss) on changes in fair value	(7,518)	(23,030)	1,130	1,465	419	(6,905)	—	(660)	(35,099)
Foreign exchange gain	—	—	—	321	—	—	—	—	321
Balance, June 30, 2020	—	1,132	20,499	16,102	12,660	3,178	—	11	53,582
Additions (Disposals)	—	—	—	—	(9,042)	—	2,500	—	(6,542)
Repayment	—	—	—	—	(416)	—	—	—	(416)
Unrealized gain (loss) on changes in fair value	—	(1,132)	(2,348)	(367)	15,463	2,483	12	(11)	14,100
Foreign exchange loss	—	—	—	(1,342)	—	—	—	—	(1,342)
Balance, June 30, 2021	—	—	18,151	14,393	18,665	5,661	2,512	—	59,382

Unrealized gain (loss) on derivatives (Note 22)
Year ended June 30, 2020
Foreign exchange gain	—	—	—	321	—	—	—	—	321
Inception gains amortized	—	—	—	—	—	—	—	709	709
Unrealized gain (loss) on changes in fair value	(7,518)	(23,030)	1,130	1,465	419	(6,905)	—	(660)	(35,099)
	(7,518)	(23,030)	1,130	1,786	419	(6,905)	—	49	(34,069)

Year ended June 30, 2021
Foreign exchange loss	—	—	—	(1,342)	—	—	—	—	(1,342)
Unrealized gain (loss) on changes in fair value	—	(1,132)	(2,348)	(367)	15,463	2,483	12	(11)	14,100
	—	(1,132)	(2,348)	(1,709)	15,463	2,483	12	(11)	12,758

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8    Investments in Associates and Joint Ventures

Accounting Policy

Associates are companies over which Aurora has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence represents the power to participate in the financial and operating policy decisions of the investee but does not represent the right to exercise control or joint control over those policies.

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost, excluding financial assets that are not in-substance common shares and inclusive of transaction costs. When the Company holds marketable securities or derivative financial assets and subsequently obtains significant influence in that investee, the fair value of the financial instruments are reclassified to investments in associates at the deemed cost with the cumulative unrealized fair value gains or losses in other comprehensive loss, if any, transferred to deficit.

The consolidated financial statements include the Company’s share of the investee’s income, expenses and equity movements. Where the Company transacts with its joint ventures or associates, unrealized profits or losses are eliminated to the extent of the Company’s interest in the joint venture or associate.

Investments in associates and joint ventures are assessed for indicators of impairment at each period end. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount is lower than the carrying amount. An impairment loss is reversed if the reversal is related to an event occurring after the impairment loss is recognized. Reversals of impairment losses are recognized in profit or loss and are limited to the original carrying amount under the equity method as if no impairment had been recognized for the asset in prior periods. The Company uses judgment in assessing whether impairment has occurred or a reversal is required as well as the amounts of such adjustments.

The carrying value of investments in associates and joint ventures consist of:

	Cann Group	Alcanna	CTT Pharmaceutial	Capcium	Choom	Total
	Note 6(a)	Note 6(c)	Holdings	Note 6(d)	Note 6(f)
	$	$	$	$	$	$
Balance, June 30, 2019	57,017	50,950	1,025	9,853	—	118,845
Additions	—	—	—	—	1,775	1,775
Disposition / reclassification	—	(15,645)	—	—	—	(15,645)
Share of net loss (1)	(2,930)	(7,174)	(58)	(840)	(532)	(11,534)
Impairment	(37,213)	(27,748)	(633)	(9,013)	(428)	(75,035)
OCI FX gain (loss)	43	(383)	47	—	1	(292)
Balance, June 30, 2020	16,917	—	381	—	816	18,114
Reclassification	(16,968)	—	—	—	(585)	(17,553)
Share of net loss(1)	(226)	—	(52)	—	(231)	(509)
OCI FX and share of OCI income (loss)	277	—	(40)	—	—	237
Balance, June 30, 2021	—	—	289	—	—	289
(1)     Represents an estimate of the Company’s share of net loss based on the latest available information of each investee.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a summary of financial information for the Company’s significant associates and joint ventures as of June 30, 2020, presented based on the latest available information of each investee. There were no significant associates and joint ventures as of June 30, 2021. The numbers have not been pro-rated for Aurora’s ownership interest.

June 30, 2020
Cann Group
$
Date obtained significant influence	Dec 11, 2017

Statement of financial position
Cash and cash equivalents	7,513
Current assets	12,760
Non-current assets	58,521

Current liabilities	5,497
Non-current liabilities	835

Statement of comprehensive loss
Revenue	1,025
Depreciation and amortization	(1,992)
Interest income	448
Interest expense	(83)
Loss from continued operations	(15,084)
Total comprehensive loss	(15,084)

Note 9    Biological Assets

Accounting Policy

The Company defines biological assets as cannabis plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The Company utilizes an income approach to determine the fair value less cost to sell at a specific measurement date, based on the existing cannabis plants’ stage of completion up to the point of harvest. The stage of completion is determined based on the specific date of clipping the mother plant, the period-end reporting date, the average growth rate for the strain and facility environment and is calculated on a weighted average basis for the number of plants in the specific lot. The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Weighted average effective yield	Represents the estimated percentage of harvested product that meets specifications in order to be sold as a dried cannabis product.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).
Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets:

Significant inputs & assumptions (1)	Inputs		Sensitivity	Impact on fair value
	June 30, 2021	Recasted Note 2(h) June 30, 2020		June 30, 2021	Recasted Note 2(h) June 30, 2020
Average selling price per gram	$5.69	$4.60	Increase or decrease of $1.00 per gram	$5,067	$6,536
Weighted average yield (grams per plant)	30.69	52.73	Increase or decrease by 5 grams per plant	$3,337	$1,747
Weighted average effective yield	84%	49%	Increase or decrease by 5%	$890	$1,614
Standard cost per gram to complete production	$1.72	$1.45	Increase or decrease of $1.00 per gram	$6,323	$8,935
(1)Significant inputs & assumptions are determined on a weighted average basis and includes our Canadian and Denmark facilities (June 30, 2020 - Canadian facilities only).

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The changes in the carrying value of biological assets during the year are as follows:

	June 30, 2021	Recasted - Note 2(h) June 30, 2020
	$	$
Opening balance	18,157	31,467
Production costs capitalized	49,249	46,150
Changes in fair value less cost to sell due to biological transformation	109,178	125,448
Transferred to inventory upon harvest	(156,334)	(184,908)
Ending balance	20,250	18,157

As of June 30, 2021, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $2.22 per gram (June 30, 2020 – $0.91 per gram).

During the year ended June 30, 2021, the Company’s biological assets produced 111,153 kilograms of dried cannabis (year ended June 30, 2020 – 155,800 kilograms). As at June 30, 2021, it is expected that the Company’s biological assets will yield approximately 18,599 kilograms (June 30, 2020 – 41,653 kilograms) of cannabis when harvested. As of June 30, 2021, the weighted average stage of growth for the biological assets was 49% (June 30, 2020 – 48%).

Note 10    Inventory

Accounting Policy

The Company defines inventory as all cannabis products after the point of harvest (“Cannabis Inventory”), hemp products, purchased finished goods for resale, consumable supplies and accessories. Cannabis Inventory includes harvested cannabis, trim, cannabis oils, capsules, edibles and vaporizers.

Inventories of harvested cannabis are transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net-realizable-value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Conversion and selling costs are determined using average cost. In the period that Cannabis Inventory is sold, the fair value portion of the deemed cost is recorded within changes in fair value of inventory sold line, and the cost of such Cannabis Inventory, including direct and indirect costs, are recorded within the cost of sales line on the statement of comprehensive loss.

Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company reviews these types of inventory for obsolescence, redundancy and slow turnover to ensure that they are written-down and reflected at NRV.

The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of the average selling price per gram, inventory spoilage, inventory excess, age and damage.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a breakdown of inventory:

	June 30, 2021			June 30, 2020 Recasted - Note 2(h)
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	30,693	10,433	41,126	26,918	27,488	54,406
Finished goods	13,405	4,676	18,081	11,768	2,889	14,657
	44,098	15,109	59,207	38,686	30,377	69,063
Extracted cannabis
Work-in-process	18,884	2,420	21,304	21,637	8,878	30,515
Finished goods	17,355	2,181	19,536	15,724	2,514	18,238
	36,239	4,601	40,840	37,361	11,392	48,753

Hemp products
Raw materials	773	—	773	929	—	929
Work-in-process	—	—	—	235	—	235
Finished goods	—	—	—	107	—	107
	773	—	773	1,271	—	1,271

Supplies and consumables	15,095	—	15,095	16,125	—	16,125

Merchandise and accessories	1,556	—	1,556	668	—	668

Ending Balance	97,761	19,710	117,471	94,111	41,769	135,880

During the year ended June 30, 2021, inventory expensed to cost of goods sold was $376.0 million (June 30, 2020 – $414.1 million) which included $118.7 million (June 30, 2020 – $149.1 million) of non-cash expense related to the changes in fair value of inventory sold.

During the year ended June 30, 2021, the Company recognized $167.2 million (June 30, 2020 - $176.4 million) in inventory impairment charges consisting of $82.5 million (June 30, 2020 - $81.6 million) recognized in changes in fair value of inventory sold and $84.7 million (June 30, 2020 - $94.9 million) recognized in cost of sales. The impairment is a result of management’s assessment of inventory deemed as lower-potency or as excess inventory based on current and projected market demands.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11    Property, Plant and Equipment

Accounting Policy

Owned Assets

Property, plant and equipment is measured at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditures that are directly attributable to the asset acquisition. The cost of self-constructed assets includes the cost of materials, direct labor, other costs directly attributable to make the asset available for its intended use, as well as relevant borrowing costs on qualifying assets as further described below. During their construction, property, plant and equipment are classified as construction in progress (“CIP”) and are not subject to depreciation. When the asset is available for use, it is transferred from CIP to the relevant category of property, plant and equipment and depreciation commences.

Where particular parts of an asset are significant, discrete and have distinct useful lives, the Company may allocate the associated costs between the various components, which are then separately depreciated over the estimated useful lives of each respective component. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer software and equipment 3 years
Production equipment 2 - 10 years
Furniture and fixtures 5 years
Building and improvements 10 - 30 years

Residual values, useful lives and depreciation methods are reviewed annually and changes are accounted for prospectively.

Gains and losses on asset disposals are determined by deducting the carrying value from the sale proceeds and are recognized in profit or loss.

The Company capitalizes borrowing costs on qualifying capital construction projects. Upon the asset becoming available for use, capitalization of borrowing costs ceases and depreciation commences on a straight-line basis over the estimated useful life of the related asset.

Right-of-use leased assets

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income while a finance lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit of loss.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the carrying values of property, plant and equipment as at the period ends presented:

	June 30, 2021				June 30, 2020
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	27,357	—	(3,380)	23,977	31,485	—	(893)	30,592
Real estate	413,589	(76,744)	(8,582)	328,263	515,264	(51,867)	(82,721)	380,676
Construction in progress	327,073	—	(249,434)	77,639	349,274	—	(37,741)	311,533
Computer software & equipment	34,001	(24,321)	(1,865)	7,815	30,947	(12,687)	(108)	18,152
Furniture & fixtures	11,938	(5,744)	(285)	5,909	9,888	(3,635)	(139)	6,114
Production & other equipment	182,946	(72,258)	(9,443)	101,245	187,512	(46,856)	(24,216)	116,440
Total owned assets	996,904	(179,067)	(272,989)	544,848	1,124,370	(115,045)	(145,818)	863,507

Right-of-use leased assets
Land	23,748	(971)	—	22,777	27,862	(787)	—	27,075
Real estate	48,134	(11,277)	—	36,857	63,548	(7,729)	(2,416)	53,403
Production & other equipment	5,045	(3,434)	—	1,611	5,591	(3,196)	—	2,395
Total right-of-use leased assets	76,927	(15,682)	—	61,245	97,001	(11,712)	(2,416)	82,873

Total property, plant and equipment	1,073,831	(194,749)	(272,989)	606,093	1,221,371	(126,757)	(148,234)	946,380

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2020	Additions	Disposals	Other (1)(2)(3)	Depreciation (4)	Impairment	Foreign currency translation	Balance, June 30, 2021
Owned assets
Land	30,592	—	(5,422)	2,575	—	(3,380)	(388)	23,977
Real estate	380,676	249	(157)	(19,173)	(24,074)	(8,582)	(676)	328,263
Construction in progress	311,533	43,084	(879)	(25,288)	—	(249,434)	(1,377)	77,639
Computer software & equipment	18,152	1,370	(140)	(734)	(8,955)	(1,865)	(13)	7,815
Furniture & fixtures	6,114	110	(434)	2,271	(1,859)	(285)	(8)	5,909
Production & other equipment	116,440	3,014	(1,479)	16,545	(23,439)	(9,443)	(393)	101,245
Total owned assets	863,507	47,827	(8,511)	(23,804)	(58,327)	(272,989)	(2,855)	544,848

Right-of-use leased assets (5)
Land	27,075	—	(3,605)	—	(675)	—	(18)	22,777
Real estate	53,403	1,946	(10,469)	(1,449)	(6,514)	—	(60)	36,857
Production & other equipment	2,395	499	(283)	(106)	(1,027)	—	133	1,611
Total right-of-use lease assets	82,873	2,445	(14,357)	(1,555)	(8,216)	—	55	61,245

Total property, plant and equipment	946,380	50,272	(22,868)	(25,359)	(66,543)	(272,989)	(2,800)	606,093
(1)Includes reclassification of construction in progress cost when associated projects are complete. Includes the $24.0 million transfer of the Restructuring Facilities and Colombia land to assets held for sale (Note 12(a)).
(2)During the year ended June 30, 2021, the Company recorded a non-material correction to re-classify $0.9 million of net book value into land, $25.1 million of net book value out of real estate, $30.2 million of net book value into construction in progress, $2.5 million of net book value into furniture & fixtures, and $9.0 million of net book value out of production & other equipment.
(3)During the year ended June 30, 2021, the Company received a $3.6 million government grant related to a generator which was recognized as a reduction to the carrying value of the asset (Note 5).
(4)During the year ended June 30, 2021, the Company recorded a non-material correction related to depreciation for impaired assets, reducing depreciation by $4.1 million.
(5)During the year ended June 30, 2021, the Company derecognized $5.3 million of right-of-use assets as a result of subleases where the Company is an intermediate lessor. Included in real estate owned and right-of-use assets is $3.4 million and $0.1 million, respectively, related to operating subleases where the Company is an intermediate lessor.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Balance, June 30, 2019	IFRS 16 Transition	Additions	Disposals	Other (1)(2)(3)	Depreciation	Impairment	Foreign currency translation	Balance, June 30, 2020
Owned assets
Land	39,532	—	337	—	(8,347)	—	(893)	(37)	30,592
Real estate	395,055	—	32,614	(267)	69,001	(33,942)	(82,721)	936	380,676
Construction in progress	222,884	—	261,830	(2,128)	(130,522)	—	(37,741)	(2,790)	311,533
Computer software & equipment	15,483	—	9,660	(52)	142	(6,973)	(108)	—	18,152
Furniture & fixtures	6,465	—	4,594	(120)	(3,417)	(1,192)	(139)	(77)	6,114
Production & other equipment	84,509	—	30,708	(2,302)	48,715	(21,024)	(24,216)	50	116,440
Total owned assets	763,928	—	339,743	(4,869)	(24,428)	(63,131)	(145,818)	(1,918)	863,507

Right-of-use leased assets
Land	—	30,936	169	—	(3,243)	(787)	—	—	27,075
Real estate	—	62,817	7,764	(1,957)	(5,230)	(7,732)	(2,416)	157	53,403
Production & other equipment	1,639	2,296	1,453	(169)	—	(2,825)	—	1	2,395
Total right-of-use lease assets	1,639	96,049	9,386	(2,126)	(8,473)	(11,344)	(2,416)	158	82,873

Total property, plant and equipment	765,567	96,049	349,129	(6,995)	(32,901)	(74,475)	(148,234)	(1,760)	946,380
(1)Includes reclassification of construction in progress cost when associated projects are complete. Includes the $25.9 million transfer of land and real estate to assets held for sale, associated with the Exeter property, the Jamaica property and the Uruguay properties (Note 12(a)).
(2)During the year ended June 30, 2020, the Company recorded a non-material year end correction to re-classify $34.3 million of net book value of production and other equipment which was initially classified as real estate.
(3)As part of the Company’s restructuring activities, management re-assessed the likelihood of executing renewal options of its existing leases which resulted in a reduction of the assessed lease term of several of the Company’s leases.

During the year ended June 30, 2021, the Company sold two production facilities for net proceeds of $13.9 million with an aggregate carrying value of $3.8 million. As a result, the Company recognized a $10.1 million gain on disposal of property, plant and equipment.

During the year ended June 30, 2021, $2.1 million (June 30, 2020 – $22.0 million) in borrowing costs were capitalized to construction in progress at a weighted average interest rate of 13% (June 30, 2020 – 13%).

As of June 30, 2021, $40.0 million (June 30, 2020 – $216.0 million) of property, plant and equipment is temporarily idle as the Company continues to evaluate all capital projects and investments to prioritize core cannabis operations. Of the $40.0 million idled property, plant, and equipment, $35.9 million relates to the Aurora Sun facility (June 30, 2020 - $212.1 million) and $4.2 million (June 30, 2020 - $3.9 million) relates to the Nordic Sky Facility.

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the year ended June 30, 2021, the Company recognized $66.5 million (June 30, 2020 – $74.5 million) of depreciation expense of which $38.1 million (June 30, 2020 – $27.9 million) was reflected in cost of sales.

Impairments

The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the year ended June 30, 2021 and June 30, 2020, management noted indicators of impairment at the asset specific level and at the Cash Generating Unit (“CGU”) level which are discussed below.

(a)    Asset specific impairments

Year Ended June 30, 2021

During the year ended June 30, 2021, the Company initiated a plan to consolidate its operations in Europe with corporate office closures in Portugal, Spain and Italy. As a result, the Company recognized a $1.5 million impairment loss relating to certain European property, plant and equipment. The Company also identified other custom equipment in Canada that is no longer intended to be used, resulting in a $8.7 million impairment loss for the year ended June 30, 2021. Both the impairment losses are allocated to the cannabis operating segment (Note 28).

During the year ended June 30, 2021, the Company halted construction at the Aurora Sun facility which is an indicator of impairment. The fair value of the Aurora Sun facility was determined based on a third-party appraisal using a Fair Value Less Cost of Disposal (“FVLCD”) approach including market and cost approaches in the context of an orderly liquidation process. Consideration is given to information from manufacturers,

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). As a result, the Company recognized a $220.8 million impairment loss for Aurora Sun for the year ended June 30, 2021. The Aurora Sun facility, and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 28).

The Company has constructed a cannabis production facility in Germany which is no longer expected to generate cash inflows as initially forecasted, which is an indicator of impairment. The fair value of the production facility was determined using a FVLCD approach (level 3). As a result, the Company recognized a $31.2 million impairment loss for the production facility for the year ended June 30, 2021. The German production facility and the corresponding impairment loss is allocated to the cannabis operating segment (Note 28).

During the year ended June 30, 2021, management had plans to close a Canadian manufacturing facility, which is an indicator of impairment. The fair value of the manufacturing facility was determined based on a third-party appraisal using a FVLCD approach including market and cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). As a result, the Company recognized a $10.9 million impairment loss for the manufacturing facility for the year ended June 30, 2021. The manufacturing facility and the corresponding impairment loss is allocated to the cannabis operating segment (Note 28).

Year Ended June 30, 2020

During the period ended December 31, 2019, the Company halted construction of its Nordic Sky facility which is an indicator of impairment. The fair value of the Nordic Sky facility was determined based on a third-party appraisal using a FVLCD approach with the capitalization methodology using unobservable inputs (level 3). As a result, the Company recognized a $34.6 million impairment loss for Nordic Sky for the year ended June 30, 2020. The Nordic Sky facility, and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 28).

During the year ended June 30, 2020, the Company listed its Exeter property for sale. The property was reclassified to Assets Held for Sale at the estimated $18.2 million fair value which resulted in an impairment charge of $1.4 million and is allocated to the cannabis operating segment (Note 28). The sale was completed during the year ended June 30, 2020 for net proceeds of $8.6 million (Note 12(a)).

During the year ended June 30, 2020, the Company initiated a plan to close operations at certain production facilities (Notes 1 and 3) which is an indicator of impairment. The fair value of these facilities was determined based on a third-party appraisal using FVLCD approaches including market and cost approaches. Consideration is given to information from manufacturers, historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). As a result, the Company recognized an $86.5 million impairment loss relating to these facilities for the year ended June 30, 2020. These production facilities, and the corresponding impairment loss, are allocated to the cannabis operating segment (Note 28).

(b)    CGU impairments

Year Ended June 30, 2020

Canadian, European and Latin American Hemp CGU

The following factors were identified as impairment indicators for the Canadian Hemp CGU as at March 31, 2020:

i.Revenue decline - Slower than anticipated launch of new products resulting in a decrease of expected sales and profitability for the Canadian Hemp CGU as compared to outcomes initially forecasted by management;
ii.Change in strategic plans - As at March 31, 2020, management was evaluating the Company’s strategy and market opportunities with respect to hemp-derived CBD, including the divestiture of certain Canadian Hemp assets.

As a result of the above factors, management performed an impairment test as at March 31, 2020 for the Canadian Hemp CGU.

The Company’s Canadian Hemp CGU represents its operations dedicated to the cultivation and sale of hemp products within Canada. This CGU is attributed to the Company’s cannabis operating segment. The $0.2 million recoverable amount was determined using a FVLCD method by discounting the most recent expected future net cash flows attributable to the Canadian Hemp CGU. As a result, management recorded impairment losses of $9.8 million during the period ended March 31, 2020. No additional impairment was recognized for the Canadian Hemp CGU for the year ended June 30, 2020 or June 30, 2021. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $7.4 million of impairment losses to owned property, plant and equipment and $2.4 million of impairment losses to right-of-use leased assets. The recoverable amount of owned property, plant and equipment and right-of-use leased assets within this CGU was determined based on fair value less cost to dispose using a market approach (Level 3 inputs).

During the year ended June 30, 2020, the Company recognized impairment losses within its Latin American Hemp CGU, and its European Hemp CGU, and allocated impairment losses of $15.9 million to property, plant and equipment (Note 15(b)). The property, plant, and equipment impairment losses for the Latin American Hemp CGU and the European Hemp CGU are allocated to the cannabis operating segment (Note 28). During the year ended June 30, 2021, the Company divested from AHE, representing the European Hemp CGU. As such, the operating results of AHE were reclassified to discontinued operations (Note 12(b)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 12    Assets Held for Sale and Discontinued Operations

Accounting Policy

Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continued use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and the fair value less costs of disposal. Impairment losses recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement are recognized in the statement of comprehensive loss. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

Discontinued Operations

A disposal group qualifies as discontinued operations if it is a component of an entity that has either been disposed of, or is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of comprehensive loss and comparative periods have been restated.

(a)    Assets Held for Sale

	Exeter Property	Jamaica Property	Uruguay Properties	Colombia Property	Restructuring Facilities	Total
	$	$	$	$	$	$
Balance, June 30, 2019	—	—	—	—	—	—
Transferred from property, plant and equipment	19,677	4,173	2,021	—	—	25,871
Impairment	(11,047)	—	—	—	—	(11,047)
Net proceeds from disposal	(8,607)	—	—	—	—	(8,607)
Loss on disposal (1)	(23)	—	—	—	—	(23)
Balance, June 30, 2020	—	4,173	2,021	—	—	6,194
Transferred from property, plant and equipment	—	—	—	3,212	20,796	24,008
Addition	—	—	—	—	1,199	1,199
Impairment	—	—	—	(1,287)	(7,802)	(9,089)
Foreign exchange	—	—	(101)	—	—	(101)
Net proceeds from disposal	—	(4,006)	(1,448)	—	(200)	(5,654)
Loss on disposal (1)	—	(167)	(472)	—	—	(639)
Balance, June 30, 2021	—	—	—	1,925	13,993	15,918
(1) The loss on disposal is recognized in other (losses) gains (Note 22) in the statement of comprehensive income.

Exeter Property

In connection with management’s plan to rationalize capital expenditures to align the Company’s cultivation footprint to current demand, in November 2019, the Company committed to sell its Exeter land and greenhouse (the “Exeter Property”) and reclassified it from property, plant and equipment to assets held for sale. The Company obtained a third-party appraisal to determine the fair value of the Exeter Property based on a direct comparison approach (Level 2). During the period ended June 30, 2020, the Company sold the property for net proceeds of $8.6 million, resulting in a total impairment charge of $11.0 million, inclusive of the $1.4 million impairment recognized upon the transfer to Assets Held for Sale (Note 11(a)). The impairment loss is recognized in impairment in property, plant, and equipment in the statement of comprehensive loss. The realized loss on disposal is recognized in other (losses) gains in the statement of comprehensive loss (Note 22). The impairment loss and the loss on disposal are allocated to the cannabis operating segment (Note 28).

Jamaica Property

In connection with the Company’s business transformation plan, during the year ended June 30, 2020, the Company listed for sale its Jamaica land which had a carrying value of $4.2 million. As a result, the Company reclassified it from property, plant, and equipment to assets held for sale. The fair value of the land was estimated based on the accepted offer on the property for proceeds of $4.3 million, net of selling costs. As the estimated net proceeds was higher than the carrying value, no impairment was recognized. On August 19, 2020, the Company entered into an agreement to sell the Jamaica property for gross proceeds of $4.6 million (US$3.5 million). The disposal is allocated to the cannabis operating segment (Note 28).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Uruguay Properties

In connection with the Company’s business transformation plan, during the year ended June 30, 2020, the Company listed for sale two properties in Uruguay which had a total carrying value of $2.0 million. As a result, the Company reclassified the land from property, plant, and equipment to assets held for sale. The fair value of the land, which exceeds the property’s carrying value, was estimated using a market approach.

During the year ended June 30, 2021, the Company sold both properties for $1.4 million (US$1.1 million) resulting in a $0.5 million loss on disposal. The loss on disposal is recognized in other (losses) gains (Note 22) in the statement of comprehensive loss. The disposals are allocated to the cannabis operating segment (Note 28).

Colombia Property

In connection with the Company’s business transformation plan, during the year ended June 30, 2021, the Company listed for sale its Colombian land which had a carrying value of $3.2 million. The fair value of the land was estimated using a market approach resulting in a FVLCD of $1.9 million. As a result, the Company recognized an impairment loss of $1.3 million for the year ended June 30, 2021. The impairment loss was included in impairment of property, plant and equipment in the statement of comprehensive loss. The disposal is allocated to the cannabis operating segment (Note 28).

Restructuring Facilities

During the year ended June 30, 2021, the Company entered into two agreements to sell two of its production facilities in connection with its business transformation plan and as such, the two facilities were reclassified from property, plant and equipment to assets held for sale. The fair values of the facilities were estimated using a market approach resulting in a FVLCD of $14.2 million which resulted in an impairment loss of $7.8 million for the year ended June 30, 2021. The impairment loss was included in impairment of property, plant and equipment in the statement of comprehensive loss. The facilities are allocated to the cannabis operating segment (Note 28).

Subsequent to June 30, 2021, the Company completed the sale of one of the production facilities for gross proceeds of $6.6 million.

(b)     Discontinued Operations

The following is a summary of the Company's consolidated discontinued operations for the year ended June 30, 2021 and 2020:

		Year ended June 30,
	2021	2020
	$	$
Revenue	717	10,203

Cost of sales	1,028	21,414
General and administration expenses	877	14,866
Sales and marketing expenses	57	1,071
Other expenses	77	4,146
Impairment of property, plant and equipment	—	16,868
Impairment of goodwill	—	130
Other gains	(2,556)	—
Loss on disposal of discontinued operations	2,846	2,816
Net loss from discontinued operations before taxes	(1,612)	(51,108)
Income tax expense	—	(753)
Net loss from discontinued operations, net of tax	(1,612)	(51,861)
Sale of Aurora Larssen Projects Inc. (“ALPS”)

On May 11, 2020, the Company divested its wholly owned subsidiary, ALPS, back to its former founding owner. This disposal is consistent with the Company’s long-term strategy to streamline operations and improve profitability. As ALPS represented a separate line of business of the Company, the revenue, expenses and cash flows related to ALPS’ operations have been presented in these consolidated financial statements as discontinued operations on a retroactive basis. ALPS was sold for a nominal amount and the Company recognized a $2.8 million loss on disposal during the year ended June 30, 2020.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Sale of Aurora Hemp Europe (“AHE”)

On July 23, 2020, the Company divested its wholly owned Lithuanian subsidiary, AHE, to the subsidiary’s President and former owner. Aurora Hemp Europe provided hemp seed contracting and processing. The sale was a result of hemp-based consumer packaged goods no longer aligning with the Company’s strategy to focus on core cannabis operations. As AHE represented a separate line of business of the Company, the revenue, expenses and cash flows related to AHE’s operations have been presented in these consolidated financial statements as discontinued operations on a retroactive basis. AHE was sold for gross consideration of $3.0 million which shall be paid in 12 equal quarterly installments beginning on June 30, 2022. The $1.9 million fair value of the consideration receivable on the disposal date was determined by the present value of principal and interest payments, discounted at a rate of 15% which represents management’s best estimate of the rate that a similar interest bearing loan receivable with similar terms and risk would earn. As a result of the divestiture, the Company recognized a $2.8 million loss on disposal during the year ended June 30, 2021.

Dissolution of Hempco Food and Fiber Inc. (“Hempco”)

During the year ended June 30, 2021, the Company dissolved its wholly owned subsidiary, Hempco. Hempco was in the business of producing and selling hemp products within Canada. The sale was a result of hemp-based consumer packaged goods no longer aligning with the Company’s strategy to focus on core cannabis operations. As Hempco represented a separate line of business of the Company, the revenue, expenses and cash flows related to Hempco’s operations have been presented in these consolidated financial statements as discontinued operations on a retroactive basis. As a result of the dissolution, the Company recognized a $0.1 million loss on disposal during the year ended June 30, 2021.

Note 13    Business Combinations

Accounting Policy

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the statement of comprehensive loss.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(a)     Business Combinations Completed During the Year Ended June 30, 2021

During the year ended June 30, 2021, the Company did not complete any business acquisitions.

(b)    Business Combinations Completed During the Year Ended June 30, 2020

Reliva LLC (“Reliva”)

On May 28, 2020, the Company acquired Reliva, a U.S. company based in Massachusetts specialized in the sale of hemp-derived CBD products. The acquisition marked the Company’s entry into the U.S. CBD market.

The Company acquired all of the issued and outstanding shares of Reliva for aggregate consideration of $52.5 million comprised of 2,480,810 Aurora common shares at a price of US$15.34 per share with a fair value of $52.4 million (US$38.1 million) and $0.1 million held in escrow for a holdback related to Reliva’s trademarks. The contingent consideration represents the fair value of the US$45.0 million gross consideration to be paid out contingent upon Reliva achieving certain Earnings Before Interest, Depreciation and Amortization (“EBITDA”) targets over the twelve months ending December 31, 2020 and December 31, 2021. The contingent consideration is payable in Aurora common shares, cash, or any combination thereof at Aurora’s sole discretion. The December 31, 2020 EBITDA target was not met and no consideration was paid for this milestone.

Total consideration	$
Common shares issued	52,380
Funds held in escrow	138
52,518

Net identifiable assets acquired (liabilities assumed)
Cash	280
Accounts receivable	316
Inventories	1,195
Prepaids and other current assets	657
Intangible asset: Distribution network	13,489
Accounts payable and accrued liabilities	(429)
Deferred revenue	(618)
14,890

Purchase price allocation
Net identifiable assets acquired	14,890
Goodwill	37,628
52,518

Net cash outflows
Cash acquired	280
280

Acquisition costs expensed
Year ended June 30, 2020	1,849

Goodwill arising from the acquisition represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes. During the year ended June 30, 2021, the Company recognized an impairment on these intangible assets and goodwill (Note 15).

During the year ended June 30, 2021, management finalized the purchase price allocation of Reliva based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As required by IFRS, the preliminary acquisition date values presented at June 30, 2020 were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Consideration paid	53,068	(550)	52,518
Goodwill	38,178	(550)	37,628

For the year ended June 30, 2020, Reliva accounted for $0.6 million in revenue and $0.1 million in net loss since the May 28, 2020 acquisition date. If the acquisition had been completed on July 1, 2019, the Company estimates it would have recorded an increase of $7.6 million in revenue and an increase of $1.9 million in net loss for the year ended June 30, 2020.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 14     Non-Controlling Interests

Accounting Policy

Non-controlling interests (“NCI”) are recognized either at fair value or at the NCI’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interests held prior to obtaining control and the NCI in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

The change in non-controlling interests is as follows:

Total
$
Balance, June 30, 2019	4,410
Change in ownership interest	(2,100)
Share of loss for the period	(26,666)
Balance, June 30, 2020	(24,356)
Change in ownership interest	25,820
Share of loss for the period	(1,464)
Balance, June 30, 2021	—

Aurora Nordic

Aurora Nordic is a company located in Odense, Denmark that is in the business of cultivation, production, distribution and sale of medical cannabis. On September 25, 2020, the Company issued 830,287 shares for the acquisition of the remaining 49% of common shares in Aurora Nordic not previously owned by Aurora. As Aurora previously controlled Aurora Nordic with a 51% ownership interest, the transaction resulted in a change to Aurora’s ownership interest and was accounted for as an equity transaction. The $31.4 million difference between the deficit of $25.8 million attributable to NCI and the $5.6 million fair value of consideration paid was recognized directly in deficit.

Hempco

Hempco was in the business of producing and selling hemp products in Canada. On August 19, 2019, the Company completed the acquisition of the remaining common shares of Hempco not previously owned by Aurora. The Company issued a total of 217,554 shares and reserved 20,217 of shares issuable upon the potential exercise of certain outstanding Hempco stock options. As Aurora previously controlled Hempco with a 51% ownership interest, the transaction resulted in a change to Aurora’s ownership stake and was accounted for as an equity transaction. The $18.3 million difference between the $2.1 million in NCI interest and the $20.4 million fair value of consideration paid was recognized directly in deficit. Prior to the acquisition of the remaining ownership interest, Hempco was listed on the TSXV.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15    Intangible Assets and Goodwill

Accounting Policy

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Customer relationships Health Canada licenses Other operating licenses Patents IP and Know-how ERP Software	2 - 8 years Useful life of the facility 10 years 10 years 5 - 10 years 5 years

The estimated useful lives, residual values and amortization methods are reviewed annually and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses on the consolidated statement of comprehensive loss as incurred. Capitalized deferred development costs are internally generated intangible assets.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually at June 30 for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the cannabis operating segment and the U.S. CBD CGU, which represents the lowest level at which management monitors goodwill. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on the higher of fair value less costs of disposal and value-in-use. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of intangible assets and goodwill:

	June 30, 2021				June 30, 2020
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships and distribution network	96,838	(40,155)	(7,408)	49,275	104,807	(29,209)	(4,203)	71,395
Permits and licenses	109,127	(33,841)	—	75,286	216,220	(29,260)	(105,345)	81,615
Patents	1,895	(659)	—	1,236	1,895	(477)	—	1,418
Intellectual property and know-how	78,099	(37,588)	—	40,511	82,500	(25,308)	(4,401)	52,791
Software	41,708	(9,385)	(3,777)	28,546	35,137	(3,472)	—	31,665
Indefinite life intangible assets:
Brand	146,699	—	—	146,699	148,399	—	(1,700)	146,699
Permits and licenses (1)	25,895	—	—	25,895	170,098	—	(143,414)	26,684
Total intangible assets	500,261	(121,628)	(11,185)	367,448	759,056	(87,726)	(259,063)	412,267
Goodwill	921,494	—	(33,757)	887,737	3,212,963	—	(2,285,081)	927,882
Total	1,421,755	(121,628)	(44,942)	1,255,185	3,972,019	(87,726)	(2,544,144)	1,340,149
(1)Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2020	Additions	Disposals	Amortization	Impairment	Foreign currency translation	Balance, June 30, 2021
Definite life intangible assets:
Customer relationships and distribution network	71,395	480	(14)	(13,911)	(7,408)	(1,267)	49,275
Permits and licenses	81,615	181	(1,594)	(4,916)	—	—	75,286
Patents	1,418	—	—	(182)	—	—	1,236
Intellectual property and know-how	52,791	—	—	(12,280)	—	—	40,511
Software	31,665	6,842	—	(6,184)	(3,777)	—	28,546
Indefinite life intangible assets:
Brands	146,699	—	—	—	—	—	146,699
Permits and licenses	26,684	—	—	—	—	(789)	25,895
Total intangible assets	412,267	7,503	(1,608)	(37,473)	(11,185)	(2,056)	367,448
Goodwill	927,882	—	—	—	(33,757)	(6,388)	887,737
Total	1,340,149	7,503	(1,608)	(37,473)	(44,942)	(8,444)	1,255,185

	Balance, June 30, 2019	Additions (1)	Disposals	Amortization	Impairment	Foreign currency translation	Balance, June 30, 2020
Definite life intangible assets:
Customer relationships	71,568	18,529	—	(14,499)	(4,203)	—	71,395
Permits and licenses	209,328	493	(12,189)	(10,672)	(105,345)	—	81,615
Patents	1,602	—	—	(184)	—	—	1,418
Intellectual property and know-how	70,114	—	—	(12,922)	(4,401)	—	52,791
Software	16,652	17,313	—	(2,300)	—	—	31,665
Indefinite life intangible assets:
Brands	148,399	—	—	—	(1,700)	—	146,699
Permits and licenses	170,703	—	—	—	(143,414)	(605)	26,684
Total intangible assets	688,366	36,335	(12,189)	(40,577)	(259,063)	(605)	412,267
Goodwill (2)	3,172,550	37,628	—	—	(2,285,081)	2,785	927,882
Total	3,860,916	73,963	(12,189)	(40,577)	(2,544,144)	2,180	1,340,149
(1)Included in the $74.0 million additions are primarily (i) a $13.5 million distribution network intangible asset and $37.6 million goodwill from the acquisition of Reliva (Note 13(b)); (ii) $17.3 million from capitalized ERP costs; and (iii) $5.0 million from the acquisition of a customer list purchased through the issuance of common shares (Note 19(b)(i)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(2)In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to intangible assets have been adjusted, within the applicable measurement period, when new information is obtained about facts and circumstances that existed at the acquisition date (Note 13(b)).

As of June 30, 2021, all of the $172.6 million (June 30, 2020 – $173.4 million) indefinite life intangibles are allocated to the group of cash generating units (“CGUs”) that comprise the cannabis operating segment. As of June 30, 2021, $887.7 million (June 30, 2020 – $890.3 million) goodwill was allocated to the cannabis operating segment and $nil (June 30, 2020 - $37.6 million) was allocated to the U.S. CBD CGU.

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

(a)    Asset Specific Impairments

During the year ended June 30, 2021, the Company identified certain enterprise resource planning projects that will be discontinued as part of the Company’s ongoing business transformation plan. The recoverable amount of the projects were estimated by using a FVLCD approach (level 3) which resulted in a nominal value. As a result, the Company recognized a $3.8 million impairment loss relating to these intangible assets for the year ended June 30, 2021. The impairment loss was allocated to the cannabis operating segment (Note 28).

During the year ended June 30, 2020, the Company initiated a plan to close operations at certain production facilities (Notes 1 and 3) which adversely impacts the intended use of the related operating permits and licenses and certain property, plant and equipment (Note 11). The recoverable amount of the permits and licenses are estimated using a FVLCD approach (level 3) which resulted in a nominal value. As a result, the Company recognized a $100.4 million impairment loss relating to these intangible assets for the year ended June 30, 2020. These permits and licenses, and the corresponding impairment loss, are allocated to the cannabis operating segment (Note 28).

(b)    CGU and Goodwill Impairments

As at June 30, 2021 and 2020, the Company performed its annual impairment test on its indefinite life intangible assets and goodwill. The recoverable amount of the operating segments to which goodwill is allocated and the CGUs to which indefinite life intangibles are allocated were determined based on FVLCD using Level 3 inputs in a discounted cash flow (“DCF”) analysis. As the cannabis operating segment is comprised of various CGUs, management tested the individual CGUs, which contain the indefinite life intangibles, for impairment before the cannabis operating segment which contains the associated goodwill. Where applicable, the Company uses its market capitalization and comparative market multiples to corroborate DCF results. The significant assumptions applied in the determination of the recoverable amount are described below:

i.Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by forecasted revenues and operating costs. The Canadian Cannabis CGU, European Cannabis CGU, and the Cannabis Operating Segment forecasts are extended to a total of four years (and a terminal year thereafter), while the U.S. CBD CGU forecast is extended to a total of eight years (and a terminal year thereafter) as this was deemed more appropriate for operations entering in new and developing markets;
ii.Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.Post-tax discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The following table outlines the key assumptions used in calculating the recoverable amount for each CGU and operating segment tested for impairment as at June 30, 2021 and 2020:

	Indefinite Life Intangible Impairment Testing		Goodwill Impairment Testing
	Canadian Cannabis CGU	European Cannabis CGU	Cannabis Operating Segment	U.S. CBD CGU
June 30, 2021
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%
Discount rate	13.8%	14.5%	14.0%	14.8%
Budgeted revenue growth rate	53.4%	60.8%	53.7%	47.4%
Fair value less costs of disposal	$1,587,207	$183,480	$1,915,366	$4,368

June 30, 2020
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%
Discount rate	16.1%	16.0%	16.1%	20.3%
Budgeted revenue growth rate	44.9%	75.0%	45.4%	212.4%
Fair value less costs of disposal	$1,956,844	$113,703	$2,188,056	$54,367

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i)    CGU impairments

In addition to the annual impairment test, at the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

As at December 31, 2020, management had noted indicators of impairment present within its Canadian Cannabis CGU and as a result, performed an indicator-based impairment test. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment. As at December 31, 2020, the following factor was identified as an impairment indicator for the Canadian Cannabis CGU:

•Change in strategic plans - During the three months ended December 31, 2020, the Company announced its shift towards a more variable cost structure in cultivation by expanding its network of external supply and scaling back production from its existing fixed asset network. As part of this plan, the Company (i) formally terminated construction activity and closed the Aurora Sun facility; and (ii) scaled back production at Aurora Sky to 25% of its previous levels.

The Company’s Canadian Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Canada and forms part of the Company’s Cannabis Operating Segment. As a result, management also tested the Cannabis Operating Segment which contained $888.7 million of goodwill as at December 31, 2020. Management concluded that the recoverable amounts were higher than the carrying values as at December 31, 2020, and no impairment was recognized within the Canadian Cannabis CGU nor the Cannabis Operating Segment.

The following table outlines the key assumptions used in calculating the recoverable amount for each CGU and operating segment tested for impairment:

	Canadian Cannabis CGU	Cannabis Operating Segment
December 31, 2020
Terminal value growth rate	3.0%	3.0%
Discount rate	14.5%	14.5%
Budgeted revenue growth rate (average of next five years)	41.8%	42.4%
Fair value less costs of disposal	$1,759,421	$2,205,098

As at December 31, 2019, management performed an indicator-based test as there were events or changes in circumstances that indicated that a CGU or group of CGUs were impaired. As at December 31, 2019, the following factors were identified as impairment indicators:

i.Revenue decline - Constraints in the provincial retail distribution network, including a slower than expected roll-out of retail stores across Canada, has resulted in a decrease of expected sales and profitability as compared to outcomes initially forecasted by management;
ii.Change in strategic plans - Halting of construction at Aurora’s Nordic Sky Facility and deferral of the majority of final construction and commissioning activities at its Aurora Sun Facility;
iii.Decline in stock price and market capitalization - As at December 31, 2019, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

Key assumptions used in calculating the recoverable amount for each CGU tested for impairment as at December 31, 2019 are outlined in the following table:

	Canadian Cannabis CGU	Latin American CGU	European Hemp CGU	Analytical Testing CGU
December 31, 2019
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%
Discount rate	11.5%	31.8%	15.0%	14.0%
Budgeted revenue growth rate (average of next five years)	50.6%	3.0%	13.5%	12.5%
Fair value less costs of disposal	$3,712,967	$12,386	$11,572	$8,064

Canadian Cannabis CGU

Management concluded that the recoverable amount was higher than the carrying value as at June 30, 2021, and no impairment was recognized within the Canadian Cannabis CGU (December 31, 2020, June 30, 2020 and December 31, 2019 - nil, nil, and nil, respectively).

European Cannabis CGU

The Company’s European Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Europe and forms part of the Company’s Cannabis Operating Segment. Management concluded that the recoverable amount was higher than the carrying value as at June 30, 2021, and no impairment was recognized within the European Cannabis CGU (June 30, 2020 - nil).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Latin American (“LATAM”) CGU

The Company’s LATAM CGU represents its operations dedicated to the cultivation and sale of cannabis and hemp products within LATAM. This CGU is attributed to the Company’s Cannabis Operating Segment. As a result of the impairment test performed during the three months ended December 31, 2019, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $152.3 million. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $143.4 million of impairment losses to the CGU’s indefinite life permits and licenses and $8.8 million of impairment losses to property, plant and equipment (Note 11). There were no impairment indicators for this CGU during the year ended June 30, 2021.

European Hemp CGU

The Company’s European Hemp CGU represents its operations dedicated to the cultivation and sale of hemp products within Europe. This CGU is attributed to the Company’s Cannabis Operating Segment. As a result of the impairment test performed during the three months ended December 31, 2019, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $7.0 million. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was fully allocated to property, plant and equipment (Note 11). There were no impairment indicators for this CGU during the year ended June 30, 2021.

Analytical Testing CGU

The Company’s Analytical Testing CGU represents its operations dedicated to analytical and quality control testing of cannabis. This CGU is attributed to the Company’s Cannabis Operating Segment. As a result of the impairment test performed during the three months ended December 31, 2019, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $12.8 million. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was allocated among intangible assets including customer relationships, definite life permits and licenses, know-how and brand. There were no impairment indicators for this CGU during the year ended June 30, 2021.

Patient Counseling CGU

The Company’s Patient Counseling CGU represents its operations dedicated to patient counseling and educational operations. This CGU is attributed to the Company’s Cannabis Operating Segment. The recoverable amount of $0.5 million was determined using a FVLCD method by discounting the most recent expected future net cash flows to the Company from the investment. As a result of the impairment test performed during the three months ended December 31, 2019, management concluded that the estimated recoverable amount of the investment is nominal and as a result, recorded impairment losses of $2.5 million. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was allocated to the customer relationship intangible asset. There were no impairment indicators for this CGU during the year ended June 30, 2021.

(ii)    Operating segment impairments

Cannabis Operating Segment (Goodwill)

During the year ended June 30, 2021, the Company had no goodwill impairment (June 30, 2020 - $2.3 billion) for the cannabis operating segment. As a result of the impairment tests performed as at June 30, 2021 and December 31, 2020, management concluded that the carrying value of the cannabis operating segment was lower than the $1.9 billion and $2.2 billion recoverable amount, respectively (June 30, 2020 and December 31, 2019 - $2.2 billion and $4.7 billion, respectively), and recorded impairment losses of nil and nil, respectively (three months ended June 30, 2020 and December 31, 2019 - $1.5 billion and $762.2 million, respectively). The impairment losses during the prior year were recognized due to a change in overall industry and market conditions, a change in management’s forecasted sales and profitability outlook, and a realignment and refocus of strategic plans to meet market demand.

The cannabis operating segment impairment test at June 30, 2021 resulted in a recoverable amount that approximated the carrying value. The results of the impairment test is dependent on estimates and judgments made by management, particularly in relation to the key assumptions described above. A reasonably possible change in key assumptions could lead to the carrying value of the operating segment exceeding its recoverable amount. The following table highlights the sensitivities and amount by which each significant assumption used must change in isolation in order for the estimated recoverable amount to equal the carrying value:

Cannabis Operating Segment
Change required for the recoverable amount to equal the carrying value
Pre-tax discount rate	0.02%
Total pre-discounted forecasted operating cash flow	(1.54)%

U.S. CBD CGU (Goodwill)

The Company’s U.S. CBD CGU represents its operations dedicated to the sale of hemp-derived CBD products in the U.S. As a result of the impairment test as at June 30, 2021, management concluded that the recoverable amount of the U.S. CBD CGU was lower than the carrying

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

value and recorded an impairment loss of $41.2 million (June 30, 2020 - nil). Management allocated $33.8 million of the impairment loss to the U.S. CBD CGU’s goodwill and $7.4 million to its customer distribution network intangible assets (June 30, 2020 - nil and nil, respectively).

Note 16    Convertible Debentures

Accounting Policy

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. Where the conversion option has a variable conversion rate, the conversion option is recognized as a derivative liability measured at fair value through profit and loss. The residual amount is recognized as a financial liability and subsequently measured at amortized cost. The determination of the fair value is also an area of significant judgment given that it is subject to various inputs, assumptions and estimates including: contractual future cash flows, discount rates, credit spreads and volatility.

Transaction costs are apportioned to the debt liability and equity components in proportion to the allocation of proceeds.

	Mar 2018 (i)	Jan 2019 (ii)	Total
	$	$	$
Balance, June 30, 2019	212,094	291,487	503,581
Conversion of debt	(219,614)	—	(219,614)
Interest paid	(7,948)	(27,789)	(35,737)
Accretion	9,857	26,942	36,799
Accrued interest	7,917	25,548	33,465
Principal repayment	(2,306)	—	(2,306)
Unrealized gain on foreign exchange	—	10,850	10,850
Balance, June 30, 2020	—	327,038	327,038
Current portion	—	(32,110)	(32,110)
Long-term portion	—	294,928	294,928

Balance, June 30, 2020	—	327,038	327,038
Interest paid	—	(24,364)	(24,364)
Accretion	—	30,265	30,265
Accrued interest	—	24,311	24,311
Unrealized gain on foreign exchange	—	(29,319)	(29,319)
Balance, June 30, 2021	—	327,931	327,931
Current portion	—	(34,749)	(34,749)
Long-term portion	—	293,182	293,182

(i)On March 9, 2018, the Company completed a private placement of $230.0 million 2-year unsecured convertible debentures (the ”March 2018 Debentures”). The March 2018 Debentures bore interest at 5% per annum, payable semi-annually. The March 2018 debentures were convertible by the holder into common shares of the Company at a price of $156.60 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeded $204.00 per share for 10 consecutive trading days.

In November 2019, the Company provided notice to all holders of the March 2018 Debentures of an option to voluntarily convert their debentures at a temporarily amended early conversion price of $39.40 (the “Amended Early Conversion Price”) calculated based on a 6% discount to the average daily VWAP of Aurora’s common shares on both the Canadian and U.S. stock exchanges.

On November 25, 2019, $227.0 million principal amount, or approximately 99%, of the March 2018 Debentures were converted under the Amended Early Conversion Price into 5,761,260 common shares of Aurora. Debenture holders that elected to convert also received a total of $7.9 million of interest paid in cash which was comprised of: (i) $4.7 million of accrued and unpaid interest from the last interest payment date, being June 30, 2019, up to, but excluding, November 25, 2019, and (ii) $3.2 of million future unpaid interest from November 25, 2019, up to, but excluding, the date of maturity of the Debentures, being March 9, 2020. In accordance with IAS 32 - Financial Instruments: Presentation, the reduction of the conversion price to induce early conversion resulted in a loss of $172.3 million during the year ended June 30, 2020 (Note 22). The loss is calculated as the difference between the fair value of the consideration the holders received on conversion under the revised terms and the fair value of the consideration the holders would have received under the original terms of the agreement. On March 6, 2020, the Company repaid the remaining principal balance of $2.3 million in cash.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(ii)On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per common share. On and after February 28, 2022 and prior to February 28, 2024, the Senior Notes are redeemable in whole or in part from time to time at the Company’s option at par plus accrued and unpaid interest, provided that the VWAP of the shares on the Nasdaq for at least 20 trading days, during any 30 consecutive trading day period ending immediately preceding the date on which the notice of redemption is given, is not less than 130% of the conversion price then in effect, which currently equates to $112.74 per share.

At maturity, the Company has the option, upon not more than 60 nor less than 30 days prior notice, to satisfy its obligations to pay on redemption or maturity, the principal amount of the Senior Notes, in whole or in part, in cash or by delivering freely tradable shares. Any accrued and unpaid interest will be paid in cash. Where redemption is executed through the issuance of shares, payment will be satisfied by delivering for each $1,000 due, that number of freely tradable shares obtained by dividing $1,000 by the VWAP of the shares on the Nasdaq for the 20 consecutive trading days ending 10 trading days prior to the date fixed for redemption or maturity.

Holders will also have the right to require Aurora to repurchase their Senior Notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes and any common shares of Aurora issuable upon conversion of the Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option are recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

The debt host has been recognized at its amortized cost of $276.4 million, which represents the remaining fair value allocated from total net proceeds received of $445.6 million (US$334.7 million) after $169.2 million (US$126.8 million) was allocated to the derivative liability representing the equity conversion option. Management elected to capitalize transaction costs, which are directly attributable to the issuance of the Senior Notes. These transaction costs total $15.0 million and have been netted against the principal amount of the debt.

As of June 30, 2021, the conversion option had a fair value of $3.1 million (June 30, 2020 – $1.8 million) and the Company recognized a $1.3 million unrealized loss (June 30, 2020 – $175.6 million unrealized gain) on the derivative liability for the year ended June 30, 2021 (Note 22). The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$9.04 (June 30, 2020 – US$12.42), volatility of 87% (June 30, 2020 – 75%), implied credit spread of 1,302 bps (June 30, 2020 – 3,297 bps), and assumed stock borrow rate of 10% (June 30, 2020 – 50%). As of June 30, 2021, the Company has accrued interest payable of $8.6 million (June 30, 2020 - $8.6 million) on these Senior Notes.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 17    Loans and Borrowings

Accounting Policy

Term loans are classified as other financial liabilities and are measured at fair value at initial recognition and subsequently at amortized cost. Transactions costs are deferred and amortized over the term of the liability.

The changes in the carrying value of current and non-current credit facilities are as follows:

	Term loan credit facilities	Revolving credit facility
	$	$
Balance, June 30, 2019	139,900	—
Additions	64,394	22,000
Deferred financing fee	(1,937)	—
Gain on debt modification	(1,287)	—
Accretion	12,497	108
Interest payments	(6,516)	(108)
Principal repayments	(93,130)	(22,000)
Balance, June 30, 2020	113,921	—
Current portion	(113,921)	—
Long-term portion	—	—

Balance, June 30, 2020	113,921	—
Deferred financing fee	(1,425)	—
Loss on debt modification	396	—
Loss on debt settlement	2,195	—
Accretion	6,762	—
Interest payments	(4,345)	—
Principal repayments	(117,504)	—
Balance, June 30, 2021	—	—

On August 29, 2018, the Company entered into a secured credit agreement (as amended, the “Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (as amended, the “Credit Facility”). Under the terms of the amended Credit Facility, the Company had access to an aggregate of $264.4 million comprised of a $50.0 million revolving credit facility (“Facility A”), a $150.0 million non-revolving facility (“Facility B”), and a $64.4 million non-revolving facility (“Facility C”).

On March 25, 2020, the Company utilized its $45.0 million restricted cash collateral balance to repay and permanently reduce the outstanding term loan balance under Facility C.

On March 27, 2020, the Company drew $22.0 million under Facility A which bears interest at a rate of 4.70%, based on a Canadian prime rate of 2.45% plus an applicable margin of 2.25%, payable monthly. Draws under Facility A were subject to a borrowing base limit determined based on certain eligible receivables less certain statutory payables. During the year ended June 30, 2020, the Company repaid the $22.0 million principal drawn under Facility A plus any unpaid and accrued interest.

During the year ended June 30, 2020, the Company sold all of its shares in Alcanna for gross proceeds of $27.6 million (Note 6(c)), of which $10.0 million was used to repay the principal outstanding under Facility C immediately and another $10.0 million was used to repay the principal outstanding under Facility C and Facility B on August 31, 2020. As of August 31, 2020, the Company’s Facility C had been fully repaid and canceled.

Under the terms of the First Amendment to First Amended and Restated Credit Agreement, the Company was subject to certain customary financial and non-financial covenants and restrictions. The Credit Facility was to mature on August 29, 2021 and had a first ranking general security interest in the assets of Aurora and the loans could be repaid at any time without penalty at Aurora’s discretion. Interest and standby fees were accrued at variable rates based on the Company’s borrowing elections and certain financial metrics.

The First Amendment to the First Amended and Restated Credit Agreement reformulated the financial covenants governing the Credit Facility, and as of the execution of the First Amendment to the First Amended and Restated Credit Agreement, the Company was required meet the following financial covenants:

•Total funded debt to shareholders’ equity is not to exceed 0.20:1 at any time. Total funded debt includes all obligations (except those noted below) which constitute debt and is calculated as the total principal outstanding under Facility A, Facility B, Facility C, the January 24, 2019 Senior Notes, total obligations under capital leases determined in accordance with IAS 17: Leases, and other obligations secured by Purchase-Money Security Interests, capitalized interest, the redemption price of any securities which are

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

redeemable at the option of the holder, and any aggregate actual hedge liability. Total funded debt excludes accounts payable, payroll accruals, accruals in respect of normal business expenses and future income taxes;
•Maintenance of a minimum $35.0 million unrestricted cash balance at any time. Unrestricted cash is defined as the amount of cash held in bank accounts of secured companies maintained by BMO that are not subject to any lien or any other restriction that would prevent the Company from using such cash for operating purposes in the ordinary course of business, less any outstanding principal drawn under Facility A; and
•Achievement of quarterly minimum EBITDA thresholds beginning in the quarter ending September 30, 2020. For the purposes of this calculation, EBITDA is defined as the consolidated net income of the Company excluding the following: extraordinary or non-recurring income (expenses) and gains (losses), non‐cash gains (losses) (such as unrealized foreign exchange gains (losses)) and income of the unsecured subsidiaries (except to the extent that dividends in respect of such income have been paid in cash by such unsecured subsidiaries to a secured company); plus the following amounts (to the extent such amounts were deducted in determining such consolidated net income, and without duplication): (a) Interest, fees and expenses paid in connection with permitted funded debt; (b) income and capital taxes; (c) depreciation and amortization; (d) non‐cash charges and expenses such as unrealized foreign exchange losses and charges relating to the impairment of goodwill and other intangible assets; (e) non‐cash share‐based compensation; (f) extraordinary non-recurring expenses or losses to the extent approved by the lenders in writing; and (g) any other expenses approved in writing by the lenders in their discretion. The minimum thresholds were as follows:

(i)for the fiscal quarter ended September 30,2020: $5.0 million;
(ii)for the fiscal quarter ended December 31,2020: $5.0 million;
(iii)for the fiscal quarter ended March 31, 2021: $16.0 million;
(iv)for the fiscal quarter ended June 30, 2021: $25.0 million; and
(v)for the twelve month fiscal period ending June 30, 2021: $51.0 million

As of June 30, 2020, the Company had a total funded debt to shareholders’ equity ratio of 0.25:1 and an unrestricted cash balance of $143.9 million. As the Company exceeded its funded debt to shareholders’ equity covenant, all amounts outstanding under the Credit Facility were classified as a current liability in accordance with IAS 1 - Presentation of Financial Statements for the year ended June 30, 2020.

On September 9, 2020, the Company executed an amendment to the First Amendment to the First Amended and Restated Credit Agreement (the “Second Amendment to the First Amended and Restated Credit Agreement”) which restructures existing financial covenants and retroactively applies to and remedies the Company’s covenant breach as at June 30, 2020. Under the Second Amendment to the First Amended and Restated Credit Agreement, the Company was required to meet the following financial covenants:

•Total funded debt to shareholders’ equity is not to exceed 0.28:1 for the quarters ending June 30, 2020 and September 30, 2020, and shall be reduced to 0.25:1 for the quarter ending December 31, 2020 onwards. For the purposes of calculating the total funded debt to shareholders’ equity ratio, shareholders’ equity excludes the $172.3 million loss from the induced conversion of the March 2018 Debentures (Note 16(i));
•Total senior funded debt to EBITDA is not to exceed 3.00:1 at June 30, 2021. Total senior funded debt is defined as total funded debt of the Aurora and its subsidiaries, other than subordinated debt and such convertible notes as agreed to be excluded by the Lenders;
•Maintenance of a minimum $35.0 million unrestricted cash balance at any time; and
•Achievement of quarterly minimum EBITDA thresholds as follows:

(i)for the fiscal quarter ended September 30,2020: $(11.0) million;
(ii)for the fiscal quarter ended December 31,2020: $4.0 million;
(iii)for the fiscal quarter ended March 31, 2021: $10.0 million;
(iv)for the fiscal quarter ended June 30, 2021: $17.0 million; and
(v)for the twelve month fiscal period ending June 30, 2021: $20.0 million.

On December 17, 2020, the Company executed a second amended Credit Facility (the “Second Amended and Restated Credit Agreement”) which restructures existing financial covenants, extends the credit facility maturity date and adjusts certain repayment terms. Under the Second Amended and Restated Credit Agreement, the key amended terms are as follows:

•An extension of the maturity date from August 29, 2021 to December 31, 2022;
•A requirement to maintain a restricted cash balance of $50.0 million that can be used to repay, at any time at the Company’s discretion, the outstanding principal on Facility B on a 1:1 basis with a corresponding reduction in the restricted cash balance requirement;
•100% of net proceeds received from the sale of certain Canadian facilities will be used to repay the outstanding principal on Facility B up to a maximum of $36.5 million; these repayments will reduce the quarterly principal repayments evenly over the remaining term post June 30, 2021. 75% of net proceeds received in excess of $5.0 million from the sale of other properties will be used to repay the outstanding principal on Facility B; and
•A single financial covenant requiring a minimum unrestricted cash balance of the lesser of i) $75 million or ii) 225% of the outstanding principal on Facility B less any cash collateral.

Under the terms of both the First Amendment to the First Amended and Restated Credit Agreement and the Second Amended and Restated Credit Agreement, the Company elected, at its sole discretion, to receive advances under Facility B through certain availment options, which includes prime rate loans and bankers’ acceptances with monthly maturity dates that at the direction of the Company, roll over upon their maturities unless Aurora elects to convert the then outstanding principal and interest into prime rate loans at any time before December 31, 2022. During the year ended June 30, 2021, the Company elected to use both bankers’ acceptances and prime rate loans on its advances for Facility B with an average interest rate of 4.83%. In accordance with IFRS 9, the loan conversions and the December 17, 2020 loan amendment were determined to be non-substantial modification of the loan terms. As a result, the Company recognized a loss of $0.4 million for the year ended

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

June 30, 2021 in other (losses) gains (Note 22) in the statement of comprehensive loss, with a corresponding adjustment to the carrying value of the Credit Facility. The loss was determined based on the difference between the original contractual cash flows and the modified expected cash flows, which was discounted at the original effective interest rate.

On June 1, 2021, the Company fully repaid the $88.7 million principal outstanding under Facility B using the $50.0 million balance in restricted cash towards the repayment. As of June 30, 2021, the Company was fully released and discharged from all of its indebtedness and obligations under the Second Amended and Restated Credit Agreement. As a result of the settlement, the Company expensed the remaining $0.9 million deferred financing fees and recognized a $2.2 million loss on debt settlement.

As of June 30, 2021, the Company had a total of $1.8 million of letters of credit outstanding with BMO and $4.4 million cash collateral recognized in restricted cash for the outstanding letters of credit and the corporate credit card.

Note 18    Lease Liabilities

Accounting Policy

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the consolidated statement of comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Subsequently, if there is a change to the expected lease term within the control of the lessee, the lease liability will be remeasured using the updated term and revised discount rate on a prospective basis.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the consolidated statement of comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration, or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of comprehensive loss.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income, while a financing lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit or loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of lease liabilities:

$
Balance, June 30, 2019	1,326
IFRS 16 transition	95,464
Lease additions	9,465
Disposal of leases	(2,123)
Lease payments	(13,468)
Lease term reduction and other items (1)	(6,104)
Changes due to foreign exchange rates	185
Interest expense on lease liabilities	5,543
Balance, June 30, 2020	90,288
Current portion	(6,587)
Long-term portion	83,701

Balance, June 30, 2020	90,288
Lease additions	2,463
Disposal of leases	(13,132)
Lease payments	(10,429)
Lease term reduction and other items (1)	(1,955)
Changes due to foreign exchange rates	(213)
Interest expense on lease liabilities	4,597
Balance, June 30, 2021	71,619
Current portion	(6,188)
Long-term portion	65,431
(1) As part of the Company’s restructuring activities (Note 3), management re-assessed the likelihood of executing renewal options of its existing leases which resulted in a reduction of the assessed lease term of several of the Company’s leases.

For the year ended June 30, 2021, the Company recorded a $4.1 million rent expense (June 30, 2020 - $5.5 million) related to short-term leases, variable leases, and low-value leases.

Note 19    Share Capital

Accounting Policy

Share Purchase Warrants

Warrants issued in foreign currencies are classified as derivative liabilities. Upon exercise, in exchange for a fixed amount of common shares, the expected cash receivable is variable due to changes in foreign exchange rates. The Company measures derivative financial liabilities at fair value through profit or loss at initial recognition and in subsequent reporting periods. Fair value gains or losses are recognized in other (losses) gains on the statement of comprehensive income. The fair value of foreign currency share purchase warrants is determined using the quoted market price on the valuation date, which is a Level 1 input. Transaction costs, which are directly attributable to the offering, are allocated to equity and classified as equity financing transaction costs.

(a)Authorized

The authorized share capital of the Company is comprised of the following:

(i)Unlimited number of common voting shares without par value.
Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Company these holders are entitled to receive, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

(ii)Unlimited number of Class “A” Shares each with a par value of $1.00.
Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. As at June 30, 2021, no Class “A” Shares were issued and outstanding.

(iii)Unlimited number of Class “B” Shares each with a par value of $5.00.
Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. As at June 30, 2021, no Class “B” Shares were issued and outstanding.

(b)    Issued and Outstanding

At June 30, 2021, 198,068,923 common shares (June 30, 2020 – 115,228,811) were issued and fully paid.

(i)    Shares for business combinations, asset acquisitions and strategic investments

During the year ended June 30, 2021, there were no shares issued for business combinations, asset acquisitions and strategic investments.

During the year ended June 30, 2020, the Company issued the following shares for business combinations, asset acquisitions and investment in associates:

	Note	Number of shares issued	Share capital
		#	$
Year ended June 30, 2020
Acquisition of Reliva	13(b)	2,480,810	52,380
Acquisition of intangible asset	15	209,123	5,040
		2,689,933	57,420

(ii)    Shares issued for earn-out payments

During the year ended June 30, 2021, the Company issued an aggregate of 2,691,759 common shares for milestone payments in connection with three acquisitions completed in prior years (June 30, 2020 - 614,513 common shares in connection with five acquisitions).

(iii)    Shares issued for equity financing

The Company issued the following common shares under its 2019 At-the-Market (“ATM”) program (Note 30(b)):

			US$ equivalence
	Year ended June 30,		Year ended June 30,
	2021	2020	2021	2020

Gross proceeds	$284,138	$585,146	$214,662	$435,536
Commission	$5,642	$11,729	$4,298	$8,717
Net proceeds	$278,496	$573,417	$210,364	$426,819
Average gross price	$6.71	$27.85	$5.07	$20.73
Number of shares issued	42,359,118	21,009,339

On November 16, 2020, the Company completed an offering of 23,000,000 units (“November Unit Offering”), including an over-allotment of 3,000,000 units, for gross proceeds of $226.2 million (US$172.5 million). The Company paid commissions and issuance costs of $11.8 million for net proceeds of $214.5 million. Each unit consists of one common share and one-half of one common share purchase warrant (“November Offering Warrant”) of the Company. Each whole November Offering Warrant entitles the holder to purchase one common share of the Company at a price of US$9.00 per warrant share until March 16, 2024 (Note 19(c)).

On January 26, 2021, the Company completed an offering of 13,200,000 units (“January Unit Offering”), including an over-allotment of 1,200,000 units, for gross proceeds of $175.8 million (US$137.9 million). The Company paid commissions and issuance costs of $9.0 million for net proceeds of $166.8 million. Each unit consists of one common share and one-half of one common share purchase warrant (“January Offering Warrant”) of the Company. Each whole January Offering Warrant entitles the holder to purchase one common share of the Company at a price of US$12.60 per warrant share until January 26, 2024 (Note 19(c)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)     Share Purchase Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2019	1,982,156	95.76
Issued	90,495	31.46
Expired	(986)	73.79
Exercised	(992,918)	109.83
Balance, June 30, 2020	1,078,747	77.36
Issued (1)	18,333,908	12.76
Exercised	(491,500)	11.14
Expired	(473,766)	48.00
Balance, June 30, 2021	18,447,389	15.68
(1) 11,500,000 and 6,600,000 warrants were issued as part of the November and January Unit Offering (Note 19(b)(iii)), respectively.

In accordance with IAS 32 - Financial Instruments: Presentation, the November and January Offering Warrants (Note 19(b)(iii)), which are denominated in U.S. Dollars, were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other (losses) gains (Note 22) on the statement of comprehensive loss. Of the $381.2 million total net proceeds received, $74.0 million was allocated to the warrant derivative liabilities and $307.2 million was allocated to share capital.

The following summarizes the warrant derivative liabilities:

				US$ equivalence
	November Offering	January Offering	Total	November Offering	January Offering	Total
	$	$	$	$	$	$
Balance, June 30, 2020	—	—	—	—	—	—
Additions	39,213	34,816	74,029	29,900	27,324	57,224
Exercise	(3,523)	—	(3,523)	(2,794)	—	(2,794)
Unrealized loss (gain) on derivative liability	23,472	(5,118)	18,354	20,620	(3,366)	17,254
Balance, June 30, 2021	59,162	29,698	88,860	47,726	23,958	71,684

The following table summarizes the warrants that remain outstanding as at June 30, 2021:

Exercise Price ($)	Expiry Date	Warrants (#)
$11.11 - 16.36 (1)	January 26, 2024 - November 30, 2025	17,919,197
$112.46 - $116.09	August 9, 2023 to August 22, 2024	528,192
		18,447,389
(1)Includes the November and January Offering Warrants exercisable at US$9.00 and US$12.60, respectively.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 20    Share-Based Compensation

Accounting Policy

Stock Options

Stock options issued to employees are measured at fair value at the grant date and are recognized as an expense over the relevant vesting periods with a corresponding credit to share reserves.

Stock options issued to non-employees are measured at the fair value of goods or services received or the fair value of equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. The fair value of non-employee stock options is recorded as an expense at the date the goods or services are received with a corresponding credit to share reserves.

Depending on the complexity of the stock option terms, the fair value of options is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date.

The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Upon the exercise of stock options, proceeds received from stock option holders are recorded as an increase to share capital and the related share reserve is transferred to share capital.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

RSUs are equity-settled share-based payments. RSUs are measured at their intrinsic fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and is recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. Under IFRS, the Company’s DSUs are classified as equity-settled share-based payment transactions as they are settled in either cash or common shares at the sole discretion of Aurora. As such, the DSUs are measured in the same manner as RSUs.

The amount recognized for services received as consideration for the RSUs and DSUs granted is based on the number of equity instruments that eventually vest. Upon the release of RSUs and DSUs, the related share reserve is transferred to share capital.

Performance Share Units (“PSUs”)

PSUs are equity-settled share-based payments and have both a service and market condition. PSUs are measured at their fair value on the grant date and are recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. The fair value of PSUs is calculated using the Monte Carlo model which factors in the probability of achieving the market-based performance target. When determining the fair value, management is required to make certain assumptions and estimates related to volatility, risk-free rate, equity correlations between Aurora and a peer group of companies, future stock prices, and estimated forfeitures. The amount recognized for services received as consideration for the PSUs granted is based on the number of equity instruments that eventually vest. Upon the release of PSUs, the related share reserve is transferred to share capital.

On September 25, 2017, the Board adopted a “rolling maximum” or “evergreen” stock option plan and a Restricted Share Unit Plan. On October 5, 2018 and November 12, 2020, the Board adopted a Directors Deferred Share Unit Plan (applicable to independent directors only), and a Performance Share Unit Plan, respectively. As approved by the shareholders at the Annual General Meeting held on November 12, 2020, the Board of Directors may from time to time, in its discretion, and in accordance with the Toronto Stock Exchange requirements, grant to directors, officers, employees and consultants, non-transferable stock options, RSUs, DSUs, and PSUs. The maximum number of common shares issuable pursuant to all equity based compensation arrangements shall, at any time, not exceed 10% of the issued and outstanding common shares of the Company.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(a)     Stock Options

A summary of stock-options outstanding is as follows:

	Stock Options (#)	Weighted Average Exercise Price ($)
Balance, June 30, 2019	5,693,397	95.88
Granted	1,232,796	54.27
Exercised (1)	(103,828)	26.91
Expired	(135,926)	51.72
Forfeited (2)	(937,936)	98.94
Balance, June 30, 2020	5,748,503	88.60
Granted	786,510	11.56
Exercised (1)	(36,634)	5.70
Expired	(2,383,140)	99.07
Forfeited	(7,233)	134.64
Balance, June 30, 2021	4,108,006	68.46
(1)The weighted average share price on the date stock options were exercised during the year ended June 30, 2021 was $14.88 (June 30, 2020 – $78.08).
(2)Included are the 1,039,672 forfeited options relating to the resignation of the Company’s strategic advisor, as detailed below.

The following table summarizes the stock options that remain outstanding as at June 30, 2021:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
3.60 - 30.00	Aug 25, 2021 - May 31, 2026	3.39	1,657,991	770,154
30.72 - 99.60	Jan 19, 2022 - Jan 17, 2025	2.06	1,141,043	860,912
100.80 - 133.80	Jan 2, 2023 - Mar 13, 2026	3.75	1,057,712	950,698
135.00 - 163.56	Jan 2, 2023 - May 28, 2024	2.27	251,260	205,826
		3.05	4,108,006	2,787,590
During the year ended June 30, 2021, the Company recorded aggregate share-based compensation expense of $11.2 million (June 30, 2020 – $43.7 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

On September 25, 2020, Aurora’s strategic advisor resigned which resulted in the forfeiture of 1,039,672 incentive stock options. No share-based compensation expense was recognized for the year ended June 30, 2021 (June 30, 2020 - $0.3 million) related to these consultant options. As at June 30, 2021, the former strategic advisor had 623,808 vested stock options that remain outstanding.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Year ended June 30,
	2021	2020
Risk-free annual interest rate (1)	0.31%	0.88%
Expected annual dividend yield	0%	0%
Expected stock price volatility (2)	81.69%	89.60%
Expected life of options (years) (3)	2.40	2.37
Forfeiture rate	18.75%	12.54%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the average historical volatility of the Company.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the year ended June 30, 2021 was $5.50 (June 30, 2020 – $25.26) per option.

(b)     Restricted Share Units and Deferred Share Units

Under the terms of the RSU plan, directors, officers, employees and consultants of the Company may be granted RSUs that are released as common shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The Company has reserved 833,333 common shares for issuance under this plan. The Company amended its RSU plan, as approved by the shareholders at the Company’s November 12, 2020 Annual General Meeting (“AGM”), which increased the maximum reserve under the RSU plan to 3,000,000 common shares.

Under the terms of the DSU plan, non-employee directors of the Company may be granted DSUs. Each participant is entitled to redeem their DSUs for period of 90 days following their termination date, being the date of the participant’s retirement or cessation of employment. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) common shares issued from treasury; (iii) common shares purchased in the

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

open market; or (iv) any combination of the foregoing. The number of DSUs outstanding pursuant to the plan shall not exceed 83,333 common shares. The Company amended its DSU plan, as approved by the shareholders at the Company’s November 12, 2020 (“AGM”), which increased the maximum reserve under the DSU plan to 500,000 common shares.

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs (#)	Weighted Average Issue Price of RSUs and DSUs ($)
Balance, June 30, 2019	169,195	59.28
Issued	266,640	37.82
Vested, released and issued	(44,823)	50.58
Forfeited	(14,716)	86.77
Balance, June 30, 2020	376,296	44.06
Issued	954,698	10.82
Vested, released and issued	(168,784)	44.44
Forfeited	(121,666)	18.77
Balance, June 30, 2021	1,040,544	16.46
(1)    As of June 30, 2021, there were 983,161 RSUs and 57,383 DSUs outstanding (June 30, 2020 - 360,098 RSUs and 16,198 DSUs).

During the year ended June 30, 2021, the Company recorded share-based compensation of $7.0 million (June 30, 2020 – $5.8 million) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the year ended June 30, 2021 was $10.82 per unit (June 30, 2020 – $37.82 per unit).

The following table summarizes the RSUs and DSUs that remain outstanding as at June 30, 2021:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
6.25 - 24.96	Feb 10, 2023 - Feb 10, 2025	993,740	74,702
33.12 - 88.68	Aug 3, 2021 - Mar 13, 2023	13,558	4,150
90.12 - 123.84	Jul 12, 2021 - Sep 10, 2022	33,246	16,265
		1,040,544	95,117

(c)     Performance Share Units

The Company adopted a PSU plan approved by Aurora shareholders at the November 12, 2020 AGM. The maximum number of common shares issuable pursuant to the PSU and RSU plan together shall not exceed 3,000,000 common shares. The number of units earned is determined at the end of the three year term based on Aurora’s three year Total Shareholder Return (“TSR”) relative to a peer group of companies and can vary from 0.0 to 2.0 times the number of PSUs granted.

A summary of the PSUs outstanding is as follows:

	PSUs (#)	Weighted Average Issue Price of PSUs ($)
Balance, June 30, 2020	—	—
Issued	469,834	10.07
Forfeited	(82,465)	10.09
Balance, June 30, 2021	387,369	10.06

The following table summarizes the PSUs that are outstanding as at June 30, 2021:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
8.50 - 12.96	Sep 10, 2023 - May 18, 2024	377,284	—
13.35 - 23.96	Dec 8, 2023 - Feb 11, 2024	10,085	—
		387,369	—

During the year ended June 30, 2021, the Company recorded share-based compensation of $0.8 million (June 30, 2020 - nil) for PSUs granted during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

PSUs granted during the year ended were fair valued based on the following weighted average assumptions:

Year ended June 30, 2021
Risk-free annual interest rate (1)	0.64%
Dividend yield	—%
Expected stock price volatility (2)	47.68%
Expected stock price volatility of peer group (2)	27.35%
Expected life of options (years) (3)	2.85
Forfeiture rate	2.63%
Equity correlation against peer group (4)	46.42%
Weighted average fair value of PSUs granted	$9.74
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

Note 21    Loss Per Share

Accounting Policy

The Company calculates basic (loss) earnings per share by dividing net (loss) income by the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share is determined by adjusting profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, which comprise convertible debentures, RSU, DSU, warrants and share options issued.

The following is a reconciliation of basic and diluted loss per share:

	Year ended June 30,
	2021	2020
Net loss from continuing operations attributable to Aurora shareholders	($692,013)	($3,230,833)
Net loss from discontinuing operations attributable to Aurora shareholders	($1,612)	($51,861)
Net loss attributable to Aurora shareholders	($693,625)	($3,282,694)

Weighted average number of common shares outstanding	169,118,540	96,753,429

Continuing operations, basic and diluted loss per share	($4.09)	($33.39)
Discontinued operations, basic and diluted loss per share	($0.01)	($0.54)
Basic and diluted loss per share	($4.10)	($33.93)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, RSU, DSU, PSU, warrants and share options is anti-dilutive.

Refer to Note 32 for share issuances and potential share issuances subsequent to June 30, 2021 that may be dilutive, impacting the number of shares outstanding and the calculation of basic and dilutive loss per share.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 22    Other Gains (Losses)

		Year ended June 30,
	Note	2021	2020
		$	$
Share of loss from investment in associates	8	(509)	(11,534)
Gain (loss) on deemed disposal of significant influence investment	6(a), 6(f)	(1,239)	11,955
Loss on induced conversion of debenture	16(i)	—	(172,291)
Unrealized gain (loss) on derivative investments	7(b)	12,758	(34,069)
Unrealized gain (loss) on derivative liability	16(ii), 19(c)	(19,606)	175,568
Unrealized gain (loss) on changes in contingent consideration fair value	29	(30)	2,357
Gain (loss) on debt modification	17	(396)	1,287
Loss on debt settlement	17	(2,195)	—
Gain on loss of control of subsidiary		—	500
Gain on disposal of assets held for sale and property, plant and equipment	11, 12	11,119	—
Government grant income	5	32,489	—
Provisions	26(b)(ii), (b)(iv)	(2,077)	(2,416)
Other gains		6,133	—
Total other gains (losses)		36,447	(28,643)

Note 23    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

		Recasted - Note 2(h)
	June 30, 2021	June 30, 2020
	$	$
Accounts receivable	7,371	55,159
Biological assets	(49,249)	4,835
Inventory	57,700	(31,154)
Prepaid and other current assets	2,277	346
Accounts payable and accrued liabilities	(28,294)	(22,547)
Income taxes payable	13	3,538
Deferred revenue	214	1,616
Provisions	(556)	(4,200)
Other current liabilities	10,921	—
Changes in operating assets and liabilities	397	7,593

During the year ended June 30, 2021, the Company reclassified $0.1 million impacts of FX on intercompany balances to the effect of foreign exchange on cash and cash equivalents line on the statement of cash flows. Of the $0.1 million, $4.1 million was reclassified from deposits, offset by $3.5 million from foreign exchange (gain) loss and $0.7 million from changes in non-cash working capital.

Additional supplementary cash flow information as at and for the year ended June 30, 2021 and 2020 are as follows:

	June 30, 2021	June 30, 2020
	$	$
Property, plant and equipment in accounts payable	1,721	7,867
Right-of-use-asset additions	2,445	9,386
Capitalized borrowing costs	2,136	21,961
Amortization of prepaids	32,120	48,040
Interest paid	34,157	47,904
Interest received	2,198	2,516

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 24    Income Taxes

Accounting Policy

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive (loss) income or equity.

Current tax assets and liabilities

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period. Current tax assets arise when the amount paid for taxes exceeds the amount due for the current and prior periods.

Deferred tax assets and liabilities

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The realization of the Company’s deferred tax assets is primarily dependent on whether the Company is able to generate sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The net tax provision differs from that expected by applying the combined federal and provincial tax rates of 27.0% (June 30, 2020 – 27.0%) to loss before income tax for the following reasons:

		Recasted - Note 2(h)
	June 30, 2021	June 30, 2020
	$	$
Loss from operations before taxes and discontinued operations	(699,798)	(3,339,734)
Combined federal and provincial rate	27.0%	27.0%
Expected tax recovery from operations before taxes and discontinued operations	(188,945)	(901,728)
Change in estimates from prior year	1,054	(115)
Foreign exchange	1,464	(373)
Non-deductible expenses	6,629	19,996
Non-deducible (non-taxable) portion of capital items	2,678	20,839
Non-deducible loss on conversion of debt	—	46,598
Goodwill and other impairment items	326	659,980
Tax impact on divestitures	6,295	(5,170)
Difference in statutory tax rate	14,755	13,929
Effect of change in tax rates	55	967
Changes in deferred tax benefits not recognized	149,368	62,842
Income tax recovery from continuing operations	(6,321)	(82,235)
(1)Excludes tax expense from discontinued operations of nil (June 30, 2020 - $0.8 million) and the tax expense from the loss on the sale of the discontinued operation of nil (June 30, 2020 - nil). These amounts are included in net loss from discontinued operations, net of tax on the statement of comprehensive loss.

On June 30, 2020, the Alberta provincial government announced as part of the Alberta Recovery Plan, the province's Job Creation Tax Cut program will be accelerated in order to decrease the Alberta general corporation income tax rate on businesses from 12% to 8% effective July 1, 2020. Previously the Alberta provincial government announced on May 28, 2019 under Alberta Bill 3 to decrease the general corporate rate from 12% to 11% effective July 1, 2019, with a further 1% rate reduction each and every year on January 1 until the general corporate tax rate is 8% on January 1, 2022. Deferred tax assets and liabilities have been remeasured accordingly for the fiscal year ended June 30, 2020.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting purposes and their tax values. Movements in deferred tax assets (liabilities) at June 30, 2021 and 2020 are comprised of the following:

	Recasted Note 2(h) Balance, June 30, 2020	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	Balance, June 30, 2021
	$	$	$	$	$
Deferred tax assets
Non-capital losses	125,008	(14,508)	(415)	(8,691)	101,394
Capital losses	501	(50)	—	—	451
Finance costs	9,689	(14,985)	—	6,109	813
Investment tax credit	569	902	—	—	1,471
Derivatives	420	314	—	—	734
Leases	13,075	1,892	(30)	—	14,937
Total deferred tax assets	149,262	(26,435)	(445)	(2,582)	119,800

Deferred tax liabilities
Convertible debenture	(33,787)	12,851	—	—	(20,936)
Investment in associates	—	1,409	—	—	1,409
Derivatives	—	(393)	—	—	(393)
Intangible assets	(90,952)	11,830	222	—	(78,900)
Property, plant and equipment	(7,118)	(8,355)	234	—	(15,239)
Inventory	(18,306)	10,042	(32)	—	(8,296)
Biological assets	(2,496)	(411)	7	—	(2,900)
Others	(549)	6,004	—	—	5,455
Total deferred tax liabilities	(153,208)	32,977	431	—	(119,800)

Net deferred tax liabilities	(3,946)	6,542	(14)	(2,582)	—

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Balance, June 30, 2019	Discontinued operations	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	Recasted Note 2(h) Balance, June 30, 2020
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	44,303	(1,319)	81,943	81	—	125,008
Capital losses	—	—	501	—	—	501
Finance costs	11,545	—	(4,087)	—	2,231	9,689
Investment tax credit	728	—	(159)	—	—	569
Property, plant and equipment	13,701	114	(13,815)	—	—	—
Derivatives	37,462	—	(37,042)	—	—	420
Leases	—	—	13,050	25	—	13,075
Others	9,470	—	(9,470)	—	—	—
Total deferred tax assets	117,209	(1,205)	30,921	106	2,231	149,262

Deferred tax liabilities
Convertible debenture	(47,089)	—	11,599	—	1,703	(33,787)
Marketable securities	(6,141)	—	4,916	624	601	—
Investment in associates	(4,409)	—	4,409	—	—	—
Intangible assets	(129,562)	—	38,807	(197)	—	(90,952)
Property, plant and equipment	—	—	(7,100)	(18)	—	(7,118)
Inventory	(15,008)	—	(3,298)	—	—	(18,306)
Biological assets	(4,345)	—	1,849	—	—	(2,496)
Others	—	—	(549)	—	—	(549)
Total deferred tax liabilities	(206,554)	—	50,633	409	2,304	(153,208)

Net deferred tax assets (liabilities)	(89,345)	(1,205)	81,554	515	4,535	(3,946)

Deferred tax assets (liabilities) as presented in the Consolidated Statements of Financial Position are as follows:

	June 30, 2021	Recasted Note 2(h) June 30, 2020
	$	$
Deferred tax assets	—	21,974
Deferred tax liabilities	—	(25,920)
Net deferred tax assets (liabilities)	—	(3,946)

Deferred tax assets not recognized in respect of deductible temporary differences, unused tax losses, and tax credits are as follows:

	June 30, 2021	Recasted Note 2(h) June 30, 2020
	$	$
Non-capital losses carried forward	570,195	223,339
Investment in associates	—	33,629
Capital losses	132,456	131,295
Property, plant, and equipment	359,455	154,523
Intangible assets	11,701	3,668
Goodwill	33,764	—
Marketable Securities	28,323	23,792
Investment tax credits	5,028	5,034
Derivatives	—	2,860
Capital lease obligations	2,462	5,408
Other	55,537	6,198
	1,198,921	589,746

The Company has income tax loss carryforwards of approximately $881.5 million (June 30, 2020 – $595.7 million) which are predominately from Canada and if unused, will expire between 2022 to 2041.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 25    Related Party Transactions

Accounting Policy

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are under common control or controlled by related parties.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Years ended June 30,
	2021	2020
	$	$
Short-term employment benefits (1)	5,022	8,118
Termination benefit	2,583	4,553
Directors’ fees (2)	458	586
Share-based compensation (3)	12,543	20,628
Total management compensation (4)	20,606	33,885
(1)Short-term employment benefits include salaries, wages, bonuses and non-monetary benefits such as subsidized vehicle costs. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)Includes meeting fees and committee chair fees.
(3)Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, performance share units, and deferred share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 20).
(4)As of June 30, 2021, $0.8 million is payable or accrued for key management compensation (June 30, 2020 – $3.8 million).

The following is a summary of the significant transactions with related parties:

	Years ended June 30,
	2021	2020
	$	$
Production costs (1)	5,100	6,330
Services and advisory fees (2)	—	1,247
	5,100	7,577
(1)Production costs incurred with (i) Capcium, a company where Aurora holds significant influence; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.), an associate of the Company’s joint venture company. Aurora does not have the authority or ability to exert power over either Capcium or Sterigenics’ financial and/or operating decisions (i.e. control).
(2)Service and advisory fees paid to Lola Ventures Inc. (a company controlled by the former CEO), and Superior Safety Codes (a company controlled by the former CEO and President).

During the year ended June 30, 2021, the Company sold AHE to the subsidiary’s President and former owner (Note 12(b)). During the year ended June 30, 2020, the Company sold ALPS back to its former founding owner (Note 12(b)).

The following amounts were receivable from (payable to) related parties:

	June 30, 2021	June 30, 2020
	$	$
Equipment loan receivable from investments in associates (1)	10,096	3,242
Production costs with investments in associates (2)(3)	—	(1,365)
	10,096	1,877
(1)Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux Enterprises Ltd. (“Auralux”). The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date.
(2)Production costs incurred with (i) Capcium, a company that manufactures our softgels in which Aurora holds significant influence in; and (ii) Sterigenics which provides cannabis processing services to the Company and is party to a common joint venture in Auralux. Pursuant to a manufacturing agreement with Capcium, the Company is contractually committed to purchase a minimum number of softgels during calendar 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company is committed to purchase 42.7 million capsules in calendar 2020, and 20.0 million capsules per calendar year until December 31, 2026. The Company believes that it is more likely than not that the minimum quantity will be met for the 2021 calendar year and as a result, no provision was recognized as of June 30, 2021 (June 30, 2020 - $0.9 million).
(3)Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 26    Commitments and Contingencies

(a)Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and January 6, 2020. The complaint(s) alleges, inter alia, that the Company and certain of its officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file an amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed an amended complaint on September 7, 2021. The amended complaint makes new allegations pertaining to certain financial misrepresentation and improper revenue recognition by the Company, which allegations the Company is reviewing in preparing for its response to the amended complaint. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at June 30, 2021 (June 30, 2020 - nil).

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 18, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at June 30, 2021.

A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of June 30, 2021 (June 30, 2020 - nil).

A claim was commenced on June 17, 2020 against Aurora by a former consultant of MedReleaf regarding stock options that were believed by the plaintiff to be granted prior to MedReleaf’s Initial Public Offering (“IPO”). These options were not on the records of MedReleaf at the time of due diligence or acquisition and, as such, no options were granted on closing of the acquisition. As of June 30, 2021, the Company had fully settled this claim for $1.3 million and is recognized in legal settlement and contract termination fees in the statement of comprehensive loss for the year ended June 30, 2021.

On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at June 30, 2021 (June 30, 2020 - nil).

On October 2, 2020, a purported class action lawsuit was commenced in the United States District Court for the District of New Jersey against the Company and certain executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. Lead plaintiff and lead counsel have been appointed and the Company is awaiting filing of their complaint. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at June 30, 2021 (June 30, 2020 - nil).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company was party to an arbitration matter with a third party with respect to a break fee believed to be due by Aurora under an agreement. Binding arbitration in favor of the other company was awarded on September 13, 2020 in the amount of $3.0 million plus interest and costs, and the payment was made by the Company on October 13, 2020. The settlement amount was recognized in legal settlement and contract termination fees in the statement of comprehensive loss.

On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of June 30, 2021 (June 30, 2020 - nil).

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

(b)Commitments

(i)On September 8, 2020, the Company and the Ultimate Fighting Championship (“UFC”) mutually terminated its partnership. The Company paid $40.2 million as a termination fee which has been recognized in legal settlement and contract termination fees in the statement of comprehensive loss.

(ii)Pursuant to a manufacturing agreement, the Company is contractually committed to purchase a minimum number of softgels each calendar year. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company expects to meet the purchase minimum for 2021 and as such, no provision was recorded as at June 30, 2021 (June 30, 2020 - $0.9 million)

(iii)The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring between July 2021 and June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

(iv)During the year ended June 30, 2021, the Company indefinitely halted construction at the Aurora Sun facility. The facility had an existing utility supply contract which included annual minimum energy consumption commitments. As at June 30, 2021, the Company recognized a $2.1 million (June 30, 2020 - nil) onerous contract provision which represents the lesser of the costs of exiting the contract and the cost of fulfilling it. Additionally, the Company impaired $10.3 million deposits related to Sun. The provision and impairment loss have been included in other gains (losses) and impairment of deposits, respectively, on the statement of comprehensive loss (Note 22).

In addition to lease liability commitments disclosed in Note 30(b), the Company has the following future capital commitments, purchase commitments and retention payments, which are due in the next five years and thereafter:

$
Next 12 months	4,073
Over 1 year to 2 years	2,066
Over 2 years to 3 years	2,066
Over 3 years to 4 years	1,894
10,099

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 27    Revenue

Accounting Policy

The Company generates revenue primarily from the sale of cannabis, cannabis related products and provision of services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale transactions is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

For bill-and-hold arrangements, revenue is recognized before delivery but only upon transfer of control of the good to the customer. Control is transferred to the customer when the substance of the bill-and-hold arrangement is substantive, the Company cannot sell the goods to another customer, the goods can be identified separately and are ready for physical transfer to the customer.

Service revenues, including patient referral services, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

For certain sale of goods in which the Company earns a manufacturing fee, the Company records net revenue as an agent on the basis that the Company does not control pricing or bear inventory or credit risk.

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $7.4 million for the year ended June 30, 2021 (June 30, 2020 - $15.3 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of June 30, 2021, the return liability for the estimated variable revenue consideration was $1.5 million (June 30, 2020 - $2.1 million) and is included in deferred revenue on the consolidated statements of financial position.

Year ended June 30, 2021	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	288,592	—	288,592
Revenue from provision of services	—	1,877	1,877
Excise taxes	(45,217)	—	(45,217)
Net Revenue	243,375	1,877	245,252

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Year ended June 30, 2020	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods (1)	311,909	—	311,909
Revenue from provision of services	—	5,002	5,002
Other
Revenue from sale of goods	1,089	—	1,089
Excise taxes	(49,297)	—	(49,297)
Net Revenue	263,701	5,002	268,703
(1)During the year ended June 30, 2021, the Company divested from AHE and dissolved Hempco. As such, both entities are no longer included in Cannabis revenue from sale of goods following the reclassification into discontinued operations (Note 12(b)).

Note 28    Segmented Information

Accounting Policy

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

Key measures used by the CODM to assess performance and make resource allocation decisions include revenues, gross profit and net (loss) income. The Company’s operating results are divided into two reportable segments plus corporate. The two reportable segments are (i) Cannabis; and (ii) Horizontally Integrated Businesses. The Company primarily operates in the Cannabis segment which includes support services such as patient counselling services and analytical testing services.

Operating Segments	Cannabis (1)	Horizontally Integrated Businesses (2)	Corporate (3)	Total
	$	$	$	$
Year ended June 30, 2021
Net revenue	245,252	—	—	245,252
Gross loss	(21,558)	—	—	(21,558)
Net loss before taxes and discontinued operations	(486,717)	55	(213,136)	(699,798)

Year ended June 30, 2020
Net revenue	267,614	1,089	—	268,703
Gross profit (loss)	(19,997)	62	—	(19,935)
Net loss before taxes and discontinued operations	(3,109,601)	3,988	(234,121)	(3,339,734)
(1)During the year ended June 30, 2021, the Company divested from AHE and dissolved Hempco (June 30, 2020 - ALPS). As a result, these entities are no longer included in the Cannabis segment following the reclassification into discontinued operations (Note 12(b)).
(2)The horizontally integrated businesses segment represents the indoor cultivator CGU comprised of B.C. Northern Lights Enterprises ltd. (“BCNL”) and Urban Cultivator Inc. (“UC”). During the year ended June 30, 2020, the Company sold BCNL and sold certain assets of UCI. The remaining UCI operations were largely wound down as of June 30, 2020.
(3)Net loss under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments (1)	Canada	European Union	Other	Total
	$	$	$	$
Non-current assets other than financial instruments and deferred tax assets
Balance, June 30, 2021	1,774,154	49,164	41,787	1,865,105
Balance, June 30, 2020	2,139,765	81,927	95,281	2,316,973

Year ended June 30, 2021
Net revenue	211,073	29,981	4,198	245,252
Gross profit (loss)	(44,032)	21,478	996	(21,558)

Year ended June 30, 2020
Net revenue	252,860	14,613	1,230	268,703
Gross profit (loss)	(32,430)	13,459	(964)	(19,935)
(1)During the year ended June 30, 2021, the Company divested from AHE and dissolved Hempco (June 30, 2020 - ALPS). As a result, these entities are no longer included following the derecognition and reclassification into discontinued operations (Note 12(b)).

Included in net revenue arising from the Canadian cannabis operating segment for the year ended June 30, 2021 are net revenues of approximately $27.7 million from Customer A, $24.3 million from Customer B, and $40.4 million from Customer D. (year ended June 30, 2020 - Customer A $34.8 million, Customer B $33.8 million, Customer C $32.6 million and Customer D $26.9 million), each contributing 10 per cent or more to the Company’s net revenue.

Note 29    Fair Value of Financial Instruments

Accounting Policy

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, loans and borrowings, and lease liabilities.	Carrying value discounted at the effective interest rate which approximates fair value

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The carrying values of the financial instruments at June 30, 2021 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	421,457	—	—	421,457
Restricted cash	19,394	—	—	19,394
Accounts receivable, excluding sales taxes receivable	54,636	—	—	54,636
Marketable securities	—	—	3,751	3,751
Derivatives	—	59,382	—	59,382
Loan receivable	10,096	—	—	10,096
Lease Receivable	4,256	—	—	4,256
Financial Liabilities
Accounts payable and accrued liabilities	57,944	—	—	57,944
Convertible debentures (1)	327,931	—	—	327,931
Contingent consideration payable	—	374	—	374
Other current liabilities	10,874	—	—	10,874
Lease liabilities	71,619	—	—	71,619
Derivative liability	—	91,939	—	91,939
Other long-term liabilities	104	—	—	104
(1)The fair value of convertible notes includes both the debt and equity components.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
As of June 30, 2021
Marketable securities	3,751	—	—	3,751
Derivative assets	—	42,477	16,905	59,382
Contingent consideration payable	—	—	374	374
Derivative liability	88,860	3,079	—	91,939

As of June 30, 2020
Marketable securities	6,066	—	1,000	7,066
Derivative assets	—	37,480	16,102	53,582
Contingent consideration payable	—	—	19,054	19,054
Derivative liability	—	1,827	—	1,827

There have been no transfers between fair value categories during period.

The following is a continuity schedule of contingent consideration payable:

	CanvasRx	H2	Whistler	Reliva (1)	Immaterial transactions	Total
	$	$	$	$	$	$
Balance, June 30, 2019	1,985	1,231	24,771	—	150	28,137
Additions	—	—	—	138	—	138
Unrealized gain (loss) from changes in fair value	8	(49)	(2,316)	—	—	(2,357)
Payments	(1,993)	(1,182)	(3,689)	—	—	(6,864)
Balance, June 30, 2020	—	—	18,766	138	150	19,054
Additions	—	—	—	—	100	100
Unrealized gain (loss) from changes in fair value	—	—	44	(14)	—	30
Payments	—	—	(18,810)	—	—	(18,810)
Balance, June 30, 2021	—	—	—	124	250	374
(1)In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date (Note 13(b)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by a nominal amount (June 30, 2020 - $1.9 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by a nominal amount (June 30, 2020 - $0.2 million). If the expected timing of the achievement is delayed by six months, the estimated fair value of contingent consideration would decrease by a nominal amount (June 30, 2020 - $0.1 million).

Note 30    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2021, $7.0 million of trade accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2020 - $2.2 million). As of June 30, 2021, the Company recognized a $5.4 million provision for expected credit losses (June 30, 2020 - $1.7 million).

The Company’s aging of trade receivables was as follows:

	June 30, 2021	June 30, 2020
	$	$
0 – 60 days	36,195	34,167
61+ days	5,835	11,032
	42,030	45,199
The Company’s contractual cash flows from lease receivables was as follows:

	Note	June 30, 2021
		$
Next 12 months		1,103
Over 1 year to 2 years		1,315
Over 2 years to 3 years		1,375
Over 3 years to 4 years		1,028
Over 4 years to 5 years		346
Thereafter		398
Total undiscounted lease payments receivable		5,565
Unearned finance income		(331)
Total lease receivable		5,234
Current	4	978
Long-term		4,256
(1)The Company had no subleases during the year ended June 30, 2020.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)     Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	June 30, 2021	June 30, 2020
	$	$
Trade payables	13,277	19,706
Accrued liabilities	29,883	42,910
Payroll liabilities	9,247	23,752
Excise tax payable	4,672	6,770
Other payables	865	2,436
	57,944	95,574

In addition to the commitments outlined in Note 26, the Company has the following gross contractual obligations as at June 30, 2021, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year – 3 years	Over 3 years – 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	57,944	57,944	—	—	—
Convertible notes and interest (1)(2)	498,229	23,522	474,707	—	—
Lease liabilities (2)	144,034	10,227	26,352	20,902	86,553
Contingent consideration payable (3)	31,240	31,240	—	—	—
	731,447	122,933	501,059	20,902	86,553
(1)Assumes the principal balance of the notes outstanding at June 30, 2021 remains unconverted and includes the estimated interest payable until the February 28, 2024 maturity date. Settlement is payable in cash or common shares (Note 16).
(2)Includes interest payable until maturity date.
(3)Contingent consideration is payable in Aurora common shares, cash, or a combination of both, at the sole discretion of Aurora.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company moves toward profitability and positive cash flow, Aurora has taken the following steps:

•During the year ended June 30, 2021, the Company raised net proceeds of $278.5 million (US$210.4 million) under its 2019 ATM program (Note 19(b)(iii)). As at December 31, 2020 and June 30, 2021, the Company had no remaining available amounts to draw down and no additional shares were issued under the 2019 ATM;
•On October 9, 2020, the Company sold all of its 31,956,347 common shares held in Cann Group at A$0.20 per share for net proceeds of $5.9 million (Note 6(a));
•In November 2020, the Company filed a supplement under the 2020 Shelf Prospectus for its November Unit Offering and raised $226.2 million (US$172.5 million) through the issuance of 23,000,000 units at US$7.50 per unit (Note 19(b)(iii));
•In January 2021, the Company filed a second supplement under the 2020 Shelf Prospectus for its January Unit Offering and raised $175.8 million (US$137.9 million) through the issuance of 13,200,000 units at US$10.45 per unit (Note 19(b)(iii));
•In April, the Company converted an aggregate of $3.0 million of its June 2019 and November 2019 High Tide convertible debentures into 9,269,840 common shares at a weighted average conversion price of $0.42. The Company also exercised 7,936,507 warrants held in High Tide at $0.50 for a cost of $4.0 million. Additionally, the Company then sold all 18,650,197 of its common shares held in High Tide at a weighted average price of $0.64 per share for net proceeds of $11.8 million (Note 6(h));
•During the year ended June 30, 2021, the Company sold two production facilities for net proceeds of $13.9 million in connection with its business transformation plan (Note 1). The proceeds from sale were used to repay the $88.7 million principal outstanding under Facility B of the BMO Credit Facility (Note 17).

As of June 30, 2021, the Company has access to the following capital resources available to fund operations and obligations:

•$421.5 million cash and cash equivalents; and
•US$1.0 billion securities registered for sale under the 2021 Shelf Prospectus for future financings or issuances of securities, including US$300.0 million available securities for sale under the 2021 ATM program. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

(c)     Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros; investments denominated in U.S. dollars (Note 6(g)); US$345.0 million of U.S. dollar denominated Senior Notes (Note 16); and US$71.7 million of warrant derivative liabilities exercisable in U.S. dollars (Note 19(c)). Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at June 30, 2021, the effect of a 10% increase or decrease in Euros, Danish Krone, and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $40.0 million (June 30, 2020 – $41.8 million) to net loss and $4.7 million (June 30, 2020 – $2.6 million) to comprehensive loss for the year ended June 30, 2021.

At June 30, 2021, the Company has not entered into any hedging agreements to mitigate currency risks, with respect to foreign exchange rates.

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. During the year ended June 30, 2021, the Company’s financial liabilities consisted primarily of long-term fixed rate debt or variable rate debt. Fluctuations in interest rates could have impacted the Company’s cash flows, primarily with respect to the interest payable on the Company’s variable rate debt, which consisted of the BMO Credit Facility with a total principal value of $88.7 million (June 30, 2020 – $117.5 million). If the variable interest rate changed by 10 basis points, net and comprehensive loss would have increased or decreased by approximately $0.4 million (June 30, 2020 – $0.5 million). During the year ended June 30, 2021, the Company repaid the balance of the BMO term loan and no longer had any term loans outstanding at June 30, 2021 (Note 17).

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s warrant derivative liabilities, marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of warrant derivative liabilities, marketable securities and derivative investments held in publicly traded entities are based on quoted market prices which the warrants or investment shares can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed in Note 29, and is dependent on the type and terms of the security.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% as of June 30, 2021, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $15.2 million (June 30, 2020 – $6.1 million). Refer to Note 7 for details on the fair value of marketable securities and derivatives investments, and Note 19(c) for details on the warrant derivative liabilities.

Note 31    Capital Management

As at June 30, 2021, the capital structure of the Company consists of $2.4 billion (June 30, 2020 - $2.7 billion) in shareholders’ equity and debt.

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support ongoing operations and future growth such that the Company can continue to deliver returns to shareholders and benefits for other stakeholders.

From time to time, the Company may adjust its capital structure in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. In addition, the Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 32    Subsequent Events

Subsequent to June 30, 2021, the Company assigned the Aurora Vie property lease to a third party as part of its business transformation plan.

Subsequent to June 30, 2021, the Company entered into a participation agreement with a registered Segregated Account for the purposes of holding and supporting the Company’s insurance risk transfer strategies and has insured up to US$25.0 million for risks to date.

As part of the May 13, 2021 planned cost efficiencies announcement, on September 21, 2021, the Company announced the closure of its Polaris manufacturing facility and the consolidation of its R&D facilities. Medical distribution previously at Polaris will be transferred to Aurora Sky, while manufacturing will be transferred to Aurora River. During the year ended June 30, 2021, the Company recognized an impairment loss on the Polaris facility (Note 11(a)).